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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

                                     UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                               HOTJOBS.COM, LTD.

                           (Name of Subject Company)

                            ------------------------

                               HOTJOBS.COM, LTD.

                       (Name of Person Filing Statement)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                   441474103

                     (CUSIP Number of Class of Securities)

                               DIMITRI J. BOYLAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               HOTJOBS.COM, LTD.
                        406 WEST 31ST STREET, 9TH FLOOR
                            NEW YORK, NEW YORK 10001
                                 (212) 699-5300
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notice and Communications On Behalf of the Person Filing Statement)

                            ------------------------

                                WITH A COPY TO:

                           ANDREW R. BROWNSTEIN, ESQ.
                           MITCHELL S. PRESSER, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

    The name of the subject company is HotJobs.com, Ltd., a Delaware corporation (the "COMPANY" or "HOTJOBS"). The address of the principal executive offices of the Company is 406 West 31st Street, 9th Floor, New York, New York 10001. The telephone number of the Company at its principal executive offices is
(212) 699-5300.

    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this "STATEMENT") relates is the Common Stock, par value $0.01 per share, of the Company (the "COMMON STOCK"). As of January 8, 2002, there were 38,783,835 shares of Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

    This Statement relates to the offer by HJ Acquisition Corp. (the "PURCHASER"), a Delaware corporation and a wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation ("YAHOO!"), to exchange for each issued and outstanding share of Common Stock (each, a "SHARE"), (a) a fraction of a share of Yahoo! common stock, par value $0.001, (the "YAHOO! COMMON STOCK"), equal to the Exchange Ratio (as defined below), subject to the limitation described below, (the "PER SHARE STOCK CONSIDERATION") upon the terms and subject to the conditions set forth in the prospectus relating to the exchange offer, dated January 11, 2002 (the "PROSPECTUS"), and in the related Letter of Transmittal (the "LETTER OF TRANSMITTAL" which, together with the Prospectus, as amended or supplemented from time to time, constitute the "OFFER") and (b) cash in an amount equal to $10.50 minus an amount equal to the product of (x) the Exchange Ratio multiplied by (y) the Yahoo! Market Price (as defined below), without interest (the "PER SHARE CASH CONSIDERATION" and together with the Per Share Stock Consideration, the "EXCHANGE OFFER CONSIDERATION"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "SCHEDULE TO"), filed by Yahoo! and the Purchaser with the Securities and Exchange Commission on January 11, 2002.

    For purposes of the Offer and this Statement, the "Exchange Ratio" means the result obtained by dividing $5.25 by the Yahoo! Market Price; provided that if the number of shares of Yahoo! Common Stock otherwise issuable as part of the Exchange Offer Consideration (assuming valid tender and no withdrawal of 39,500,000 Shares) would otherwise exceed 15,000,000, then the Exchange Ratio will be reduced to 0.3797. For purposes of the Offer and this Statement, the "YAHOO! MARKET PRICE" means the average of the daily volume-weighted average prices (rounded to four decimal points) of the Yahoo! Common Stock, as reported by Bloomberg, L.P., during each trading day in the period of ten consecutive trading days ending on and including the second trading day immediately preceding and excluding the date that is 20 "business days" after commencement of the Offer or, if applicable, the latest extension of the offer expiration date. A "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 27, 2001, among Yahoo!, the Purchaser and the Company (the "MERGER AGREEMENT"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, as soon as practicable after the completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), either the Company will be merged with and into HJ Acquisition Corp. with HJ Acquisition Corp. surviving the Merger as a wholly-owned subsidiary of Yahoo! or HJ Acquisition Corp. will be merged with and into the Company with the Company surviving the merger as a wholly-owned subsidiary of Yahoo! (in either case, the "MERGER"). Under some circumstances, Yahoo! has the right to effect this Offer and/or the Merger using another direct or

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indirect subsidiary of Yahoo! in place of HJ Acquisition Corp. If Yahoo!
exercises this right, then appropriate references in this document to HJ Acquisition Corp. shall be deemed to refer to this other subsidiary.
HJ Acquisition Corp. or HotJobs, as the case may be, as the surviving corporation of the Merger is sometimes referred to in this document as the "SURVIVING CORPORATION." At the effective time of the Merger (the "EFFECTIVE TIME"), each issued and outstanding Share (other than Shares owned by Yahoo!, any of its subsidiaries (including the Purchaser), the Company (as treasury stock) or its subsidiaries, and Shares held by stockholders who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive the same consideration per Share that is paid in the Offer (the "MERGER CONSIDERATION"). The Merger Consideration and the Exchange Offer Consideration are sometimes referred to in this Statement collectively as the "Consideration." The Merger Agreement is summarized in the Prospectus, which is filed as Exhibit (a)(1) to this Statement and which is being mailed to stockholders together with this Statement.

    The Prospectus states that the principal executive offices of Yahoo! and the Purchaser are located at Yahoo! Inc., 701 First Avenue, Sunnyvale, California 94089.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the "INFORMATION STATEMENT") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) the Purchaser, Yahoo! or their respective executive officers, directors or affiliates.

    THE MERGER AGREEMENT. The summary of the Merger Agreement and the description of the conditions of the Offer contained in the Prospectus, which is filed as Exhibit (a)(1) to this Statement and which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

    THE STOCKHOLDER AGREEMENT. The summary of the Stockholder Agreement between Yahoo! and Richard S. Johnson, dated as of December 27, 2001 (the "STOCKHOLDER AGREEMENT"), contained in the Prospectus, which is filed as Exhibit (a)(1) to this Statement and which is being mailed to stockholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Stockholder Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

    EFFECTS OF THE OFFER AND THE MERGER UNDER COMPANY STOCK PLANS AND AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS.

    INTERESTS OF CERTAIN PERSONS. Certain members of the Company's management and the Board of Directors of the Company (the "BOARD" or the "BOARD OF DIRECTORS") may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in

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control of the Company for the purposes of determining the entitlements due to the executive officers and directors of the Company to certain severance and other benefits.

    STOCK OPTIONS. The summary of the treatment of stock options under the Merger Agreement contained in the Prospectus, which is filed as Exhibit (a)(1) to this Statement and which is being mailed to stockholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference. Certain of the option agreements evidencing stock options held by non-employee directors and certain executive officers and employees of the Company provide for accelerated vesting of such stock options upon a change in control of the Company or certain terminations of employment following a change in control of the Company. The consummation of the Offer would constitute such a change in control. Assuming the Offer is completed on February 8, 2002, the aggregate unvested HotJobs stock options held by the non-employee directors and executive officers with employment agreements identified below that may become fully vested and exercisable is 521,667.

    EMPLOYMENT AGREEMENTS. Employment agreements that contain severance provisions are in effect between HotJobs and each of Dimitri Boylan and Lowell Robinson. The employment agreements for each of Messrs. Boylan and Robinson provide that upon a termination of the executive's employment in connection with a change in control, including the Merger, the executive will be entitled to receive severance equal to one year's base salary (or if greater, his base salary for the remainder of the term which expires on May 5, 2003) in the case of Mr. Boylan, and two year's base salary in the case of Mr. Robinson. In addition, upon a termination of employment entitling the individual to severance in connection with a change in control, the HotJobs stock options held by each of Messrs. Boylan and Robinson will accelerate and become immediately exercisable for the remainder of their original term. The employment agreement with each of Messrs. Boylan and Robinson provides that the executive is entitled to receive a payment in an amount sufficient to make the executive whole for any excise tax on excess parachute payments, under the severance agreements or otherwise, imposed under Section 4999 of the Internal Revenue Code.

    At this time, it is not known whether any of these executive officers' employment with the surviving corporation will terminate under circumstances entitling the executive to severance. If cash severance payments are made to these executive officers at the completion of the Merger, assuming the Merger is completed on February 8, 2002, the pre-tax amount of the payments is estimated to be approximately $406,250 for Mr. Boylan and $500,000 for Mr. Robinson under the terms of their current employment agreements. Assuming that the Offer is completed on February 8, 2002, the aggregate number of unvested HotJobs stock options held by each of Messrs. Boylan and Robinson that will become fully vested and exercisable upon a qualifying termination in connection with the Merger is 196,875 and 223,125, respectively.

    EMPLOYEES. The summary of the employee arrangements under the Merger Agreement contained in the Prospectus, which is filed as Exhibit (a)(1) to this Statement and which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

    INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. The Merger Agreement provides that Yahoo! and the surviving corporation will indemnify the present and former directors and officers of HotJobs to the fullest extent permitted by law against any liabilities or expenses incurred in connection with any claim or proceeding arising out of matters existing or occurring at or prior to the consummation of the Merger. The Merger Agreement further provides that, for a period of six years following the consummation of the Merger, Yahoo! will cause the surviving corporation to maintain a policy of officers' and directors' liability insurance for acts and omissions occurring on or prior to the

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consummation of the Merger on terms substantially no less advantageous than
HotJobs' policy in effect on December 27, 2001, provided that Yahoo! will not be required to pay annual premiums in excess of 200% of the annual premium paid by HotJobs to procure such insurance.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION OF THE BOARD.

    The Board, at a meeting held on December 23, 2001, by a unanimous vote of those directors present and voting (with John G. Murray recusing himself in light of his employment relationship with Deutsche Bank, a financial advisor to TMP Worldwide Inc. ("TMP") and Robert H. McNabb recusing himself in light of his employment relationship with Korn/Ferry International Futurestep, Inc.) approved the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, determined that the terms of the Offer and the Merger are in the best interests of the stockholders of the Company, recommended that the stockholders of the Company accept the Offer and tender their Shares to the Purchaser pursuant to the Offer and determined that the Merger Agreement is advisable and recommended that the stockholders of the Company adopt the Merger Agreement, to the extent such adoption is required by applicable law.

    (b) (i) BACKGROUND OF THE OFFER; CONTACTS WITH YAHOO!

    During the past few years the Company has grown rapidly into a leading provider of comprehensive online recruiting solutions for employers, staffing firms and job seekers. During that time, representatives of the Company were approached by various parties regarding strategic combinations and other transactions and contractual relationships. Between November 2000 and February 2001, the Company and Yahoo! engaged in discussions regarding a commercial relationship. However, the parties were unable to reach a mutually acceptable transaction.

    In late May 2001, Richard S. Johnson, Non-Executive Chairman and former President and Chief Executive Officer of the Company, and Dimitri J. Boylan, Chief Operating Officer and Secretary and, at that time, acting President and Chief Executive Officer of the Company, were approached by Andrew J. McKelvey, Chairman and Chief Executive Officer of TMP regarding a possible acquisition of the Company by TMP. Mr. McKelvey emphasized TMP's desire to achieve pooling-of-interests accounting treatment, which because of a change in Generally Accepted Accounting Principles resulted in the requirement that a deal be announced by the end of June 2001 in order to achieve such treatment.

    On June 7, 2001, the Board met and discussed the possibility that the Company's prospects might be enhanced by exploring strategic alternatives with regard to the Company and determined to retain investment bankers and lawyers to assist in this effort. The Board decided to retain Lazard Freres & Co. LLC ("LAZARD") as its investment banker in connection with the exploration of strategic alternatives. The Company also retained Wachtell, Lipton, Rosen & Katz as its outside legal counsel with respect to its exploration of strategic alternatives. The Board asked Lazard to conduct a dual process--to explore a possible transaction with TMP on an expedited timetable in order, among other things, to be able to satisfy their desire for pooling-of-interests accounting treatment, but at the same time, to solicit interest from other potential partners. Lazard identified a number of potential strategic partners for the Company, and beginning June 13th, Lazard began contacting these companies, including Yahoo!, to explore their interest in pursuing a combination with the Company.

    Throughout June 2001, Mr. Johnson, Mr. Boylan and representatives of Lazard met with Mr. McKelvey and representatives and advisors of TMP to discuss proposed terms, including pricing and conditions for a possible transaction between TMP and the Company.

    At a Board meeting held June 23rd, representatives from Lazard informed the Board that while a number of companies had expressed interest in exploring a transaction with the Company and Lazard was pursuing contacts with these companies, none had indicated any inclination to make a preemptive

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offer. Lazard reviewed these potential purchasers and the status of their expressions of interest with the Board. Lazard noted, among other things, that TMP had been far more aggressive and expressed a stronger interest in a transaction with the Company than any of the other potential parties and there was no assurance that any of these parties would make an offer as attractive as the transaction being negotiated with TMP.

    On June 25th, TMP's outside legal counsel sent a draft merger agreement to the Company's outside legal counsel. The Company and TMP and their respective outside legal counsels began negotiating the agreement on June 26th, centered primarily on issues regarding certainty of closing and assuring that the Company would be able to consider alternative acquisition proposals from other parties if subsequently proposed.

    Negotiations between the parties and their respective advisors continued until June 29th, when the terms of the transaction were finalized and the Company and TMP jointly announced that TMP, Tower Acquisition Corp., a wholly-owned subsidiary of TMP and the Company, had entered into an agreement and plan of merger (the "TMP AGREEMENT") dated June 29, 2001, pursuant to which TMP would acquire the outstanding Shares in a transaction whereby each Share would be converted into the right to receive 0.2195 shares of TMP common stock, par value $0.001, fixed. The TMP Agreement permitted the Company to consider alternative acquisition proposals from third parties under certain circumstances.

    After signing the TMP Agreement, TMP and the Company began taking steps to obtain the necessary approvals to complete the transaction. On August 13th, TMP and the Company each received a Request for Additional Information and Documentary Materials (a "SECOND REQUEST") from the FTC. In mid-November, at the FTC's request, TMP sent the FTC a letter committing not to close the transaction prior to January 12, 2002. Both TMP and the Company submitted their certificates of substantial compliance with the Second Request by November 26th.

    On December 12th, Terry Semel, CEO of Yahoo!, called Mr. Boylan to inform Mr. Boylan that Yahoo! intended to make an unsolicited offer for the Company and that Yahoo! would be issuing a related press release. Mr. Semel sent the following letter to Mr. Boylan:

December 12, 2001

Dimitri Boylan
Chief Executive Officer
HotJobs.com Ltd.

Dear Mr. Boylan:

    On behalf of Yahoo!, I am pleased to submit the enclosed offer to acquire HotJobs. We are extremely impressed with the business you and your management team have developed. We are particularly excited about how HotJobs complements our businesses and our strategies for future growth by establishing deeper relationships and delivering greater value for our consumers and business partners in vertical markets.

    We see recruitment as a valuable part of Yahoo!'s future growth strategy--it's been one of the fastest industries to migrate online and is poised to grow substantially over the next few years. We believe that the combination of HotJobs and Yahoo! will create powerful new force in the recruitment marketplace.

    Yahoo! is well positioned to help HotJobs capitalize on the future opportunities in this market and to provide an exciting platform upon which HotJobs's management and employees can build. Yahoo!'s broad reach, distribution, and desire to commit significant resources to this opportunity, together with HotJobs's experienced management team, large consumer base, diversified customer base and well-trained sales force, would create a winning combination.

    In short, the combination we propose is a logical next step for the shareholders, customers and employees of both of our companies.

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    We believe a transaction between HotJobs and Yahoo! would provide demonstrably superior value to your shareholders compared with the transaction with TMP. We also believe that the combination of Yahoo! and HotJobs represents a uniquely attractive opportunity to your management team and employees. To that end, Yahoo! proposes, to acquire all outstanding HotJobs common stock at a fixed price of $10.50 per share of consideration consisting of equal parts cash and stock. The proposed price represents a 23% premium over the average implied price of the TMP transaction over the last 30 trading days, and a 6% premium over the implied price today (based on TMP's closing price on December 12, 2001).

    To effect the transaction, we would commence an exchange offer for all of HotJobs's outstanding common stock followed by a merger at the same per share price. Yahoo! would use its currently existing cash balances to finance the cash portion of the consideration. We expect that the transaction could be consummated within six to eight weeks of the execution of definitive transaction documentation. Because the cash portion of the transaction would be financed entirely through Yahoo!'s existing cash reserves, our offer would not be subject to any financing contingency. We are prepared to begin discussions with you as early as tomorrow.

    Our proposal is clearly superior for your shareholders to the proposed transaction involving TMP for the following reasons:

    - Our proposal provides higher absolute value for each HotJobs share

    - Our proposal provides value certainty

    - Our proposal provides immediate liquidity

    - Our proposal is not subject to significant regulatory risk

    Additionally, paying equal parts cash and stock should permit the transaction to be treated as a tax-free reorganization in most circumstances, thereby providing tax-deferred treatment for the stock portion of the consideration. As is customary, our proposal is subject to completion of a brief, confirmatory due diligence review, the negotiation of definitive merger documentation, and the termination of your merger agreement with TMP, in accordance with its terms.

    As you know, it is necessary to communicate our proposal in this manner (i.e. in letter form) because of the "no shop" provisions of your merger agreement with TMP. However, we prefer to work collaboratively with you and your Board of Directors to complete a negotiated transaction that helps HotJobs realize the full potential of its franchise. We believe that time is of the essence, and are prepared to move forward expeditiously by committing all necessary resources to promptly complete a transaction. We have engaged Goldman, Sachs & Co. and Skadden, Arps, Slate, Meagher & Flom LLP to advise us in this transaction. We and our advisors are ready to meet with you and your advisors to discuss all aspects of our offer, and to answer any questions you or they may have about our offer. Although we have already completed a thorough due diligence review based solely on publicly available information, we would like to commence confirmatory due diligence as soon as possible and are ready to begin tomorrow. We are also prepared to enter into a customary and reasonable confidentiality agreement no less favorable to HotJobs than the one between HotJobs and TMP.

    The Board of Yahoo! has unanimously approved this proposal, and has unanimously authorized us to proceed. We aim to promptly conclude a transaction that is enthusiastically supported by you and your Board of Directors, shareholders and employees. We look forward to hearing from you.

                                          Sincerely,
                                          YAHOO! CEO
                                          /s/ Terry Semel

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    After receiving the Yahoo! letter, Mr. Boylan called Mr. McKelvey to make him aware of the Yahoo! proposal. A copy of this letter was subsequently issued with separate press releases by Yahoo! and the Company.

    That evening, the Board of Directors held a telephonic meeting with the participation of its outside legal advisors and investment bankers to discuss the initial terms of the Yahoo! proposal. After discussion and hearing the advice of its legal advisors and investment bankers, the Board concluded that there was a reasonable likelihood that the Yahoo! proposal could constitute a "Superior Proposal," as defined in the TMP Agreement. At that time, the Board approved discussions and negotiations with, and the provision of information to, Yahoo! on the basis permitted by the TMP Agreement. The Company notified TMP of the Board's determination and provided TMP with a copy of the Yahoo! letter. That evening, TMP issued a press release reaffirming its commitment to its planned acquisition of the Company.

    On December 13th, Yahoo! executed a confidentiality agreement with the Company to facilitate the exchange of information between the companies. On December 14th, representatives of Yahoo! met with representatives of the Company to commence a legal due diligence review of the Company.

    On December 15th, Skadden, Arps, Slate, Meagher & Flom LLP, Yahoo!'s outside legal counsel, sent a draft merger agreement to the Company's outside legal counsel. The Company and Yahoo! and their respective outside legal counsels began negotiating the agreement on December 16th and negotiations continued until December 23rd, centered primarily on issues regarding certainty of closing and assuring that the Company would be able to consider alternative acquisition proposals from other parties if subsequently proposed. The proposed agreement also required voting agreements from certain significant stockholders of the Company.

    On December 16th and 17th, representatives of Yahoo! met with representatives of the Company to conduct business due diligence. At these meetings, there were discussions regarding the Company's business, financial condition and prospects and the potential synergistic effects of a combination between the Company and Yahoo!. The Company's management and its legal advisors and investment bankers updated the Board regarding these meetings and the progress of negotiations during a conference call held on December 18th.

    On December 19th and December 20th, representatives of the Company again met with representatives of Yahoo! to conduct additional due diligence. On
December 19th, the Company executed a confidentiality agreement with Yahoo! with respect to information that Yahoo! would supply to the Company regarding Yahoo!. After those meetings and until December 23rd, representatives of the Company continued to discuss the terms of the proposed transaction with representatives of Yahoo!.

    Throughout this period, TMP and its advisors conducted further due diligence with respect to the Company. The Company promptly kept TMP reasonably informed of the status and terms of the discussions and negotiations with Yahoo! and delivered to TMP the information delivered to Yahoo! to the extent not previously provided to TMP.

    On Sunday, December 23rd, Yahoo! submitted a definitive proposal to the Company and its advisors with a merger agreement, disclosure memoranda and related documents, in each case in the form finally executed by the Company and Yahoo!. Yahoo! stated that its proposal would expire if not accepted by the Company by noon, New York City time on Thursday, December 27th.

    On the evening of Sunday, December 23rd, the Board met telephonically to consider whether the negotiated proposed agreements with Yahoo! constituted a "Superior Proposal," as that term was defined in the TMP Agreement. The Company's investment bankers and legal advisors described the Yahoo! proposal. The Company's investment bankers noted that based on the closing price of a share of TMP's common stock on Friday, December 21st, the value of the consideration as of December 21st

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proposed to be paid by TMP under the TMP Agreement was $9.02. The Company's investment bankers also noted that the consideration to be paid pursuant to the Yahoo! proposal was greater than the historical implied value of the consideration to be paid to the stockholders of the Company pursuant to the TMP Agreement for much of the period following the announcement of the TMP Agreement. The investment bankers and legal advisors also discussed the differences between the merger agreement with TMP and the Yahoo! proposal, noting, among other things, that Yahoo! had agreed to certain provisions (including a breakup fee of $30 million if the transaction could not be consummated due to a failure to obtain antitrust clearance or the existence of a court order barring closing) more favorable to the Company than comparable provisions in the TMP Agreement. The Company's legal advisors also noted that a transaction with Yahoo! was most likely to present significantly fewer potential antitrust issues. After receiving advice from the Company's investment bankers and legal advisors, including Lazard's oral opinion (which was subsequently confirmed in a written opinion dated as of December 27th) to the effect that, as of the date thereof, the Consideration to be received by the holders of Shares pursuant to the proposed Offer and Merger with Yahoo! was fair from a financial point of view to such holders, the Board unanimously, by those present at the meeting, determined that the Yahoo! proposal was a "Superior Proposal" as defined in the TMP Agreement and the Board determined, subject to the seventy-two hour waiting period required by the TMP Agreement, to terminate the TMP Agreement and to pay to TMP the $15 million termination fee and the $2 million expense reimbursement, if TMP did not prior to such time make an offer that the Board concluded was as favorable to the Company's stockholders as Yahoo!'s proposal. The Board unanimously, by those present at the meeting, subject to the foregoing, determined that the terms of the proposed Offer and Merger were fair to and in the best interests of the Company's stockholders, approved the Merger Agreement with Yahoo! and the transactions contemplated thereby, including the Offer and the Merger, determined that the Merger Agreement with Yahoo! was advisable and determined to recommend that the Company's stockholders accept Yahoo!'s Offer and tender their Shares in the Offer.

    Pursuant to the terms of the TMP Agreement, the Company gave TMP and its legal advisors written notice and issued a press release stating that it had received a "Superior Proposal" and that the Company intended, subject to TMP's right to make an offer to the Company as favorable to the Company's stockholders as the Yahoo! proposal, to enter into a binding written agreement with respect thereto, and delivered to TMP and its legal advisors copies of the Yahoo! proposal, including the negotiated proposed agreements with Yahoo!.

    During the morning of December 27th, TMP notified the Company and its legal advisors that it would not be revising the TMP Agreement. TMP issued a press release indicating that it would not modify its offer for the Company and stating that it believed it had "already offered HotJobs full and fair value for the company, and that it would not be in the best interests of TMP shareholders to adjust its current offer." Later that morning, the Board met telephonically to consider this development. The Company then terminated the TMP Agreement, paid the $15 million break-up fee and $2 million of documented expenses to TMP and entered into the Merger Agreement. Concurrently with the execution of the Merger Agreement, the Stockholder Agreement was also executed by Mr. Johnson. The Company and Yahoo! issued a joint press release announcing the execution of these agreements.

    (ii) REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

    In reaching its recommendations described above in this Item 4, the Board consulted with the Company's management and its investment bankers and legal advisors, and considered a variety of factors, including the following:

    - PREMIUM. The Board considered that based on the closing price of a share of TMP's common stock on Friday, December 21st (the last trading day before the Board evaluated the Yahoo! proposal), the value of the consideration as of December 21st proposed to be paid by TMP under the TMP Agreement was $9.02. Additionally, the Board reviewed the consideration to be paid pursuant to the Yahoo! proposal compared to the historical implied value of the consideration to be paid to the stockholders of the Company pursuant to the TMP Agreement since the announcement of the TMP Agreement. The Board also considered the historical trading prices of HotJobs, Yahoo! and TMP common stock.

    - CERTAINTY OF VALUE. The Board considered that the Consideration consisted of cash and Yahoo! Common Stock having a fixed value of $10.50. The Board determined that this consideration provided relative certainty of value to the Company's stockholders in the context of recent volatility in the market price of TMP common stock.

    - FEWER REGULATORY CONCERNS. The Board had monitored the progress of the FTC's review of the proposed transaction with TMP and was aware that the FTC was continuing to closely evaluate the potential competitive impacts of that transaction. The Company's legal advisors also noted that a transaction with Yahoo! was most likely to present significantly fewer potential antitrust issues. The Board also considered Yahoo!'s commitment to pay the Company a breakup fee of $30 million at the time of termination if the transaction could not be consummated due to a failure to obtain antitrust clearance or the existence of a court order barring closing.

    - OPPORTUNITY TO PARTICIPATE IN THE COMBINED COMPANY. The Board considered its knowledge of Yahoo! and the possibility that the transaction would allow the Company to continue to pursue its goal of being the premier online recruiting solutions provider. The Board considered the fact that the stock to be received in the Offer and the Merger would allow HotJobs stockholders to participate in the growth and opportunities of the combined company.

    - ALTERNATIVES. The Board considered the terms of the transactions with TMP and determined the Yahoo! proposal to be a Superior Proposal as defined in the TMP Agreement. The Board also considered that, under circumstances specified in the Yahoo! Agreement, the Company could conduct negotiations with another party and terminate the Yahoo! Agreement if a "Superior Proposal," as defined in the Yahoo! Agreement were made.

    - TIMING OF TRANSACTION. The Board noted that the industry in general was impacted by the general economic conditions and that there were a number of uncertainties over the long-term. In determining that the Yahoo! proposal constituted a "Superior Proposal" as defined in the TMP Agreement, the Board determined that the Yahoo! proposal was reasonably capable of being completed by March 31, 2002.

    - TERMS OF MERGER AGREEMENT. The Board, with the assistance of counsel, considered the general terms of the Merger Agreement, which it found to be favorable. In addition, the Board considered the likelihood of satisfaction of all conditions to the consummation of the merger. The Board, with the assistance of counsel, considered in detail several specific provisions of the merger agreement, including the following:

       - MATERIAL ADVERSE EFFECTS. The Board considered the fact that the merger agreement does not permit Yahoo! to refuse to consummate the transaction due to, among other things, any change in the market price or trading volume of HotJobs common stock, effects arising from or relating to general business or economic conditions in the United States (including prevailing interest rate and stock market levels), effects arising from or relating to the general state of the industry and market sectors in which the Company operates, and any loss of existing HotJobs customers or employees, any reduction in business by, or revenue from, existing HotJobs customers, or any reduction in HotJobs job seekers, in each case resulting primarily from announcement or termination of the transaction with TMP or resulting primarily from the announcement of the Yahoo! transaction. The Board noted the increased certainty of consummation due to this provision.

       - NO SOLICITATION; TERMINATION FEE. The Board reviewed the provisions of the merger agreement that limit the Company's ability to solicit other offers and the requirement that the Company pay Yahoo! a termination fee of $15 million (plus up to $2 million for Yahoo!'s out-of-pocket expenses) if the Yahoo! Agreement is terminated in particular circumstances related to a superior proposal to acquire the Company or to certain actions by the Board. While the Board recognized that this provision would somewhat reduce the flexibility of the Company in connection with proposals for alternative transactions, it concluded, together with its advisors, that this provision was reasonable under the circumstances.

    - TAX CONSEQUENCES. The Board considered the fact that the Offer and the Merger would be taxable for U.S. federal income tax purposes to the extent of the Per Share Cash Consideration and that, in certain circumstances, the Offer and the Merger would be fully taxable for U.S. federal income tax purposes, in particular as a result of the decline in the value of Yahoo! Common Stock.

    - SYNERGIES. The Board reviewed the potential strategic and other benefits of the Merger, including the complementary nature and related expansion of various HotJobs and Yahoo! businesses and the opportunity for operational cost savings. The Board believes that these cost savings are a potential benefit that HotJobs stockholders may realize as stockholders of Yahoo!, although no assurances can be given that any particular level of synergies will be achieved.

    - OPINION OF INVESTMENT BANKER. The Board considered the opinion of Lazard, the Company's investment banker, that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth in the written opinion, the Consideration is fair to holders of HotJobs common stock from a financial point of view.

    The foregoing discussion of the information and factors considered by the Board is not exhaustive but does include the material factors considered by the Board. The Board did not quantify or assign any relative or specific weight to the various factors that it considered. Rather, the Board based its recommendation on the totality of the information presented to and considered by it. In addition, individual members of the Board may have given different weights to different factors.

    In considering the recommendation of the Board to tender shares into the Exchange Offer, HotJobs stockholders should be aware that certain officers and directors of HotJobs have certain interests in the proposed merger, including severance arrangements, that are different from and in addition to the interests of HotJobs stockholders generally. One director of HotJobs, John G. Murray, recused himself from discussions regarding the Offer and the Merger due to the fact that he is a Managing Director of Deutsche Banc Alex. Brown, which acted as investment banker to TMP in connection with the transactions contemplated by the TMP Agreement. Additionally, Robert H. McNabb, recused himself from discussions regarding the Offer and the Merger due to the fact that he had accepted an executive position with Korn/Ferry International Futurestep, Inc. The Board also noted that Mr. Johnson would be executing the Stockholder Agreement (in his capacity as a stockholder) in connection with the Merger Agreement. The Board was aware of these interests and considered them in approving the Merger Agreement, the Offer and the Merger.

    The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

   (iii) OPINION OF THE COMPANY'S INVESTMENT BANKER.

    Under a letter agreement, dated June 11, 2001, the Company retained Lazard to act as its investment banker. As part of this engagement, on December 23, 2001, Lazard delivered to the Board its oral opinion that, as of that date, the Consideration to be received by the holders of the Common Stock in the Offer and the Merger was fair from a financial point of view to such holders. Lazard subsequently confirmed its oral opinion by delivering a written opinion dated December 27, 2001, that, as of such date and based on and subject to the matters described in the written opinion, the Consideration to be received by the holders of the Common Stock in the Offer and the Merger was fair from a financial point of view to such holders. In addition, on June 28, 2001, Lazard had delivered to the Board its oral opinion, subsequently confirmed in a written opinion dated June 29, 2001, that, as of such dates and based on and subject to the matters described in the written opinion dated June 29, 2001, the exchange ratio to be offered to the holders of the Common Stock in the proposed merger pursuant to the TMP Agreement was fair from a financial point of view to such holders. Subsequently, the Board requested that Lazard evaluate the fairness, from a financial point of view, to the holders of the Common Stock of the Consideration to be received by such holders in the Offer and the Merger.

    THE FULL TEXT OF THE WRITTEN OPINION OF LAZARD DATED DECEMBER 27, 2001 IS ATTACHED AS ANNEX A TO THIS STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. LAZARD'S WRITTEN OPINION DESCRIBES THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY LAZARD IN CONNECTION WITH ITS OPINION. HOTJOBS STOCKHOLDERS ARE URGED TO READ THE LAZARD OPINION IN ITS ENTIRETY. LAZARD'S WRITTEN OPINION DATED DECEMBER 27, 2001 IS DIRECTED TO THE BOARD AND ONLY ADDRESSES THE FAIRNESS OF THE CONSIDERATION IN THE OFFER AND THE MERGER TO THE HOTJOBS STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW AS OF THE DATE OF THE OPINION. LAZARD'S WRITTEN OPINION DATED DECEMBER 27, 2001 DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER AND THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOTJOBS STOCKHOLDER AS TO WHETHER THE STOCKHOLDER SHOULD TENDER SHARES OF THE COMMON STOCK IN THE OFFER OR VOTE WITH RESPECT TO THE MERGER. THE FOLLOWING IS ONLY A SUMMARY OF THE LAZARD OPINION DATED DECEMBER 27, 2001 AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE LAZARD OPINION ATTACHED AS ANNEX A.

    In connection with its written opinion dated December 27, 2001, Lazard, among other things:

    - reviewed the financial terms and conditions of the Merger Agreement;

    - analyzed certain historical business and financial information relating to the Company and Yahoo!;

    - reviewed various financial forecasts and other data provided to Lazard by the Company relating to its business and various publicly available forecasts prepared by nationally recognized research analysts who report on Yahoo!;

    - held discussions with members of the senior managements of the Company and Yahoo! with respect to the businesses and prospects of the Company and Yahoo!, respectively, the strategic objectives of each, and possible benefits which might be realized following the Merger;

    - reviewed public information with respect to certain other companies in lines of businesses Lazard believed to be generally comparable to the businesses of the Company and Yahoo!;

    - reviewed the financial terms of certain business combinations involving companies in lines of businesses Lazard believed to be generally comparable to those of the Company;

    - reviewed the historical stock prices and trading volumes of the Common Stock and Yahoo! Common Stock; and

    - conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

    Lazard relied upon the accuracy and completeness of all information publicly available or reviewed by or discussed with Lazard. Lazard did not assume any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company or Yahoo!, or concerning the solvency or fair value of either the Company or Yahoo!. With respect to financial forecasts provided to it by the Company, Lazard assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. With the consent of the Company, Lazard also relied on publicly available forecasts prepared by nationally recognized research analysts who report on Yahoo!. Lazard assumed no responsibility for and expressed no view as to such forecasts or the assumptions on which they were based.

    The written opinion of Lazard was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, December 27, 2001. In rendering its opinion, Lazard was not opining as to the prices at which the Common Stock and Yahoo! Common Stock will trade before or after the consummation of the Offer or the Merger.

    In rendering its opinion, Lazard assumed that the Offer and the Merger would be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company and that obtaining the necessary regulatory approvals for the Offer and the Merger would not have an adverse effect on the Company or Yahoo!. In addition, Lazard's opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative business transaction that might be available to the Company.

    The following is a summary of the material financial and comparative analyses performed by Lazard in connection with providing its oral opinion to the Board and reviewing it with the Board at its meeting on December 23, 2001.

    PUBLIC MARKET VALUATION ANALYSIS. Lazard reviewed and compared certain actual and estimated financial, operating and market information of selected public companies in the online recruiting industry. The companies included in this analysis were:

    - Dice, Inc.

    - Kforce Inc.

    - Workstream, Inc.

    - jobpilot AG

    Using publicly available information and published Wall Street research reports for the selected companies and based upon closing stock prices as of December 21, 2001, Lazard calculated multiples of enterprise value to projected 2002 earnings before interest, taxes, depreciation and amortization ("EBITDA"). Based upon these results, Lazard applied a range of multiples of enterprise value to projected 2002 EBITDA from 12.0x to 15.0x to 2002 EBITDA projections provided by the management of the Company to derive a range of implied enterprise values for the Company of approximately $150 million to $200 million. Based on approximately 38.7 million shares of the Common Stock outstanding and assuming approximately $78.5 million net cash as of September 30, 2001 plus proceeds from the exercise of HotJobs stock options, this implied a range of per share values of approximately $5.50 to $6.75 for the Common Stock.

    In addition, using publicly available information and published Wall Street research reports for the selected companies and based upon closing stock prices as of December 21, 2001, Lazard calculated multiples of enterprise value to projected 2002 revenues. Based upon these results, Lazard applied a range of multiples of enterprise value to projected 2002 revenues from 0.8x to 1.2x to 2002 revenue projections provided by the management of the Company to derive a range of implied enterprise values for the Company of approximately $75 million to $125 million. Based on approximately 38.7 million shares of the Common Stock outstanding and assuming approximately $78.5 million net cash as of September 30, 2001 plus proceeds from the exercise of HotJobs stock options, this implied a range of per share values of approximately $3.75 to $5.00 for the Common Stock.

    PRIVATE MARKET VALUATION. Lazard reviewed and analyzed selected publicly available financial and operating data relating to selected acquisition transactions that Lazard considered comparable for the purpose of this analysis. These selected comparable transactions included significant newspaper publishing transactions from November 1997 to July 2001, selected transactions in the online recruiting industry, and selected other transactions that Lazard considered relevant. The selected comparable transactions in the online recruiting industry included the following transactions, which lists the acquiror followed by the target:

    - Scout24 AG/topjobs.Net plc

    - Investor group including Knight Ridder, Inc. and Tribune
      Company/CareerBuilder, Inc.

    - HotJobs.com, Ltd./Resumix, Inc.

    - HeadHunter.NET, Inc./Career Mosaic Inc.

    - Careerbuilder Inc./HeadHunter.NET, Inc.

    The selected other comparable transactions that Lazard considered relevant included the following transactions, which lists the acquiror followed by the target:

    - Investor group involving Hicks, Muse, Tate & Furst Inc. and Apax Partners & Co. Ventures Limited/Yell (British Telecommunications plc's yellow-pages business)

    - The Great Universal Stores P.L.C./Experian Corp. (Bain Capital and Thomas
      H. Lee Company)

    - Management-led investor group/Hebdo Mag International Inc.

    Lazard compared the transaction value of the selected comparable transactions as a multiple of last twelve months ("LTM") revenues at the time of the announcement of such transactions:

                                                             TRANSACTION VALUE AS A MULTIPLE
                                                                     OF LTM REVENUES
                                                             -------------------------------
Median of selected newspaper transactions..................                3.2x

Median of selected online recruiting transactions..........                3.0x

Median of other relevant transactions......................                2.8x

Overall Median.............................................                3.0x

    Based on the LTM revenues multiples from the selected comparable transactions, Lazard applied a range of multiples of transaction value to LTM revenues from 3.0x to 3.5x to 2001 estimated revenues provided by the management of the Company to derive a range of implied enterprise values for the Company of approximately $350 million to $400 million. Based on approximately 38.7 million shares of the Common Stock outstanding and assuming approximately $78.5 million net cash as of September 30, 2001 plus proceeds from the exercise of HotJobs stock options, this implied a range of per share values of approximately $10.50 to $11.50 for the Common Stock.

    PREMIUMS PAID ANALYSIS. Lazard reviewed the publicly available information concerning premiums paid in transactions involving U.S. Internet targets since January 1, 1996 that had transaction values over $100 million as well as for transactions involving U.S. targets across industries, excluding financial institutions, since January 1, 1996 that had transaction values that ranged from $200 million to

$1.0 billion. Using publicly available data, Lazard calculated the following premium percentages paid in these transactions:

                                                                                  EXCLUDING NEGATIVE
                                                        ALL TRANSACTIONS               PREMIUMS
                                                    ------------------------   ------------------------
                                                    PREMIUM TO CLOSING PRICE   PREMIUM TO CLOSING PRICE
                                                         4 WEEKS PRIOR              4 WEEKS PRIOR
                                                        TO ANNOUNCEMENT            TO ANNOUNCEMENT
                                                    ------------------------   ------------------------
Median of U.S. Internet targets...................            47.6%                      60.0%
Median of all U.S. targets........................            40.6%                      44.4%

    Based on the range of premiums in these transactions and the closing price of the Common Stock on December 12, 2001, one day prior to the announcement of the proposal by Yahoo!, Lazard derived a range of implied per share values of approximately $9.00 to $10.00 for the Common Stock. Based on approximately
38.7 million shares of the Common Stock outstanding and assuming approximately $78.5 million net cash as of September 30, 2001 plus proceeds from the exercise of HotJobs stock options, this implied a range of enterprise values for the Company of approximately $300 million to $350 million.

    In addition, based on the range of premiums in these transactions and the closing price of the Common Stock one month prior to June 29, 2001, Lazard derived a range of implied per share values of approximately $8.50 to $9.50 for the Common Stock. Based on approximately 38.7 million shares of the Common Stock outstanding and assuming approximately $78.5 million net cash as of September 30, 2001 plus proceeds from the exercise of HotJobs stock options, this implied a range of enterprise values for the Company of approximately
$275 million to $325 million.

    DISCOUNTED CASH FLOW ANALYSIS. Based upon publicly available information and projections provided by the management of the Company and taking into account a net operating loss balance of approximately $105 million, Lazard estimated the net present value of the future free cash flows of the Company. Lazard utilized discount rates ranging from 16% to 18% and perpetuity free cash flow growth rates ranging from 3% to 5%. This range of discount rates was based on a weighted average cost of capital analysis of comparable publicly traded companies. Using this analysis, Lazard derived a range of implied enterprise values for the Company of approximately $325 million to $375 million. Based on approximately 38.7 million shares of the Common Stock outstanding and assuming approximately $78.5 million net cash as of September 30, 2001 plus proceeds from the exercise of HotJobs stock options, this implied a range of per share values of approximately $9.75 to $10.75 for the Common Stock.

    YAHOO! COMPARABLE COMPANIES TRADING ANALYSIS. Lazard reviewed and compared certain actual and estimated financial, operating and market information of selected public Internet companies. The companies included in this analysis were:

    - Terra Networks, S.A.

    - AOL Time Warner, Inc.

    - Ticketmaster Group, Inc.

    - LookSmart Ltd.

    - Ask Jeeves, Inc.

    - CNET Networks, Inc.

    - eBay, Inc.

    - Amazon.com, Inc.

    - InfoSpace, Inc.

    - Expedia, Inc.

    - Priceline.com Inc.

    - Travelocity.com Inc.

    - DoubleClick, Inc.

    - RealNetworks, Inc.

    Lazard compared market multiples of enterprise value to projected 2001 and 2002 revenues as well as to projected 2001 and 2002 EBITDA for Yahoo! with those of the selected public companies. Lazard also compared the closing stock prices of Yahoo! and the selected public companies against their respective 2001 and 2002 estimated earnings per share ("PE") and compared their respective long-term earnings per share growth rates as estimated by the Institutional Brokers Estimate System ("IBES"). Lazard also reviewed and compared the stock performance of Yahoo! with those of the selected public companies with respect to the percentage of the highest intraday stock price for each company for the previous 52-week period. Historical and estimated information were based on publicly available information as well as published Wall Street research reports and stock prices were based on the closing stock prices as of December 21, 2001. Comparative data for this analysis is shown in the following table:

                                                        ENTERPRISE VALUE/
                                    ---------------------------------------------------------
                                    2001 REVENUES   2002 REVENUES   2001 EBITDA   2002 EBITDA
                                     (ESTIMATED)     (ESTIMATED)    (ESTIMATED)   (ESTIMATED)
                                    -------------   -------------   -----------   -----------
Median of public companies........       3.32x           3.67x         52.4x         28.7x

YAHOO!............................      12.55X          11.72X        495.4X        163.7X

                                                    PRICE/        PRICE/        IBES     % OF 52
                                                   2001 EPS      2002 EPS      5-YEAR      WEEK
                                                  (ESTIMATED)   (ESTIMATED)    GROWTH      HIGH
                                                  -----------   -----------   --------   --------
Median of public companies......................     74.4x         43.0x        35.2%      58.2%

YAHOO!..........................................    338.4X        260.3X        29.4%      39.0%

    The summary set forth above does not purport to be a complete description of the analyses performed by Lazard, although it is a summary of the material financial and comparative analyses performed by Lazard in arriving at its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Lazard believes that its analyses must be considered as a whole and that selecting portions of the analyses or the summary set forth above without considering all analyses as a whole, could create an incomplete view of the evaluation process underlying the Lazard opinion.

    In its analyses, Lazard made numerous assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the Company, Yahoo! or Lazard. The estimates or forecasts contained in these analyses and the valuation ranges resulting from any particular analysis do not necessarily indicate actual values or predict future results or values, which may be significantly more or less favorable than those suggested by these analyses. Lazard did not assign any specific weight to any of the analyses described above and did not draw any specific conclusions from or with regard to any one method of analysis. In addition, analyses relating to the value of the businesses or securities are not appraisals and do not reflect the prices at which the businesses or securities may actually be sold or the prices at which their securities may trade. As a result, these analyses and estimates are inherently subject to substantial uncertainty.

    No company or transaction used in any of the analyses is identical to the Company, Yahoo! or the Offer and the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning financial and operating characteristics of the Company and Yahoo! and other factors that could affect the public trading values or the announced transaction values, as the case may be, of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data or comparable company data.

    Lazard's opinion and presentation was only one of many factors considered by the Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board or the Company's management. In addition, the terms of the Merger Agreement were determined through arm's-length negotiations between the Company and Yahoo!, and were approved by the Board. Lazard has consented to the inclusion of and references to its opinion in this Statement.

    Under the terms of Lazard's engagement, Lazard is entitled to receive usual and customary fees in connection with the Offer and the Merger from the Company. A substantial portion of such fee is contingent upon the completion of the Offer and the Merger. The Company has agreed to reimburse Lazard for reasonable out-of-pocket expenses, including the fees and expenses of its legal counsel, and to indemnify Lazard and certain related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Lazard's engagement.

    Lazard is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In the ordinary course of its business, Lazard and its affiliates may from time to time effect transactions and hold securities, including derivative securities, of the Company or Yahoo! for its own account and for the account of Lazard's customers.

    (c) INTENT TO TENDER.

    Except as described in this paragraph and for Shares that may be sold in market transactions prior to the completion of the Offer, after reasonable inquiry and to the best of the Company's knowledge, each executive officer, director, affiliate and subsidiary of the Company currently intends, subject to compliance with applicable law including Section 16(b) of the Securities and Exchange Act of 1934, to tender all Shares held of record or beneficially owned by such person or entity to the Purchaser in the Offer. Stock options held by directors and executive officers as of the Effective Time will be cancelled and converted into options to purchase shares of Yahoo! Common Stock as described in
Item 3 above.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    In connection with Lazard's services as investment banker to the Company, the Company has previously paid Lazard a transaction fee of $600,000 prior to the date hereof and the Company will pay Lazard an additional payment of $3.9 million upon the consummation of the Offer and the Merger.

    The Company has agreed to reimburse Lazard certain expenses incurred in connection with rendering investment banking services, including fees and disbursements of its legal counsel. The Company also has agreed to indemnify Lazard and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including certain liabilities under the federal securities laws.

    Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    No transactions in Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

    (a) DELAWARE GENERAL CORPORATION LAW.

    As a Delaware corporation, the Company is subject to Section 203. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or
(3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder; this action may not be taken by written consent. In accordance with the provisions of
Section 203, the Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

    Under the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if the Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware law, a significantly longer period of time will be required to effect the Merger.

    (b) REGULATORY APPROVALS.

    UNITED STATES ANTITRUST COMPLIANCE. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "ANTITRUST DIVISION") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

    Yahoo! has advised the Company that it has filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on January 10, 2002. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, on February 11, 2002. However, prior to such time, the Antitrust Division or the FTC may grant early termination or extend the waiting period by requesting additional information or documentary material relevant to the Offer from Yahoo! If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the thirtieth calendar day (or the first business day thereafter) after substantial compliance by Yahoo! with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

    The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Yahoo! pursuant to the Offer and the Merger. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Yahoo! or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and Yahoo! has advised the Company that it does not, believe that the consummation of the Offer and the Merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

OTHER FILINGS

    Neither Yahoo! nor the Company believe that any other filings related to business combination statutes will be necessary in any other countries. But if it is determined that any filings are required, the parties intend to make such filings as soon as practicable.

    (c) YAHOO!'S DESIGNATION OF PERSONS TO BE ELECTED TO THE BOARD OF DIRECTORS.

    The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Yahoo!, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    The following Exhibits are filed herewith:

       EXHIBIT
         NO.                                    DESCRIPTION
       -------          ------------------------------------------------------------
               (a)(1)   Prospectus, dated January 11, 2002 (incorporated by
                        reference to the prospectus included in the Registration
                        Statement on Form S-4 of Yahoo! filed on January 11, 2002
                        (the "YAHOO! S-4")).

               (a)(2)   Letter to the stockholders of the Company, dated
                        January 11, 2002.*

               (a)(3)   Form of Letter of Transmittal (incorporated by reference to
                        Exhibit 99.2 to the Yahoo! S-4).

               (a)(4)   Opinion of Lazard Freres & Co. LLC, dated as of
                        December 27, 2001 (included as Annex A to this Statement).*

               (a)(5)   Joint Press Release issued by Yahoo! and the Company on
                        December 27, 2001 (incorporated by reference to press release under cover of Schedule 14D-9 filed by the Company on December 27, 2001).

               (e)(1)   Agreement and Plan of Merger, dated as of December 27, 2001, among Yahoo!, HJ Acquisition Corp. and the Company
                        (incorporated by reference to Exhibit 2.1 to the Form 8-K
                        filed by the Company on December 28, 2001).

               (e)(2) Stockholder Agreement, dated as of December 27, 2001, between Yahoo! and Richard S. Johnson (incorporated by reference to Exhibit 2 of the Schedule 13D filed by Yahoo!
                        on January 4, 2002).

               (e)(3)   Information Statement of the Company, dated January 11, 2002
                        (included as Annex B hereto).*

------------------------

*   Included with this Statement.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       HOTJOBS.COM, LTD.

                                                            /s/ Dimitri J. Boylan
                                                       By:  -----------------------------------------
                                                            Name: Dimitri J. Boylan
                                                            Title: President and Chief Executive
                                                            Officer

Dated: January 11, 2002

                                                                         ANNEX A

                    [LETTERHEAD OF LARZARD FRERES & CO. LLC]

                                                               December 27, 2001

The Board of Directors
HotJobs.com, Ltd.
406 West 31st Street
New York, NY 10001

Dear Members of the Board:

    We understand that HotJobs.com, Ltd. (the "Company"), Yahoo! Inc. (the "Parent") and HJ Acquisition Corp., a wholly-owned subsidiary of the Parent ("Sub"), have entered into an Agreement and Plan of Merger dated as of December 27, 2001 (the "Agreement"), pursuant to which Sub will commence an offer (the "Offer") to exchange each of the issued and outstanding shares of common stock of the Company, par value $0.01 per share (the "Company Common Stock"), for (i) a fraction of a share of common stock of the Parent, par value $0.001 per share (the "Parent Common Stock"), equal to the Exchange Ratio and
(ii) cash in an amount equal to (A) $10.50 minus (B) an amount equal to the product of (x) the Exchange Ratio multiplied by (y) the Parent Market Price, without interest (together, the "Consideration"). The "Exchange Ratio" is defined in the Agreement to be equal to (a) $5.25 divided by (b) the Parent Market Price; PROVIDED if the number of shares of Parent Common Stock otherwise issuable as part of the Consideration (assuming valid tender and no withdrawal of 39,500,000 shares of Company Common Stock) would otherwise exceed 15,000,000, then the Exchange Ratio shall be reduced to a number equal to the quotient of
(i) 15,000,000 divided by (ii) 39,500,000, rounded to four decimal points (or 0.3797).

    As used herein and in the Agreement, the "Parent Market Price" means the average of the daily volume-weighted average prices, rounded to four decimal points, of Parent Common Stock, as reported by Bloomberg, L.P., during each trading day in the "Valuation Period" which is defined as the period of ten
(10) consecutive trading days ending on and including the second trading day before and excluding the expiration date of the Offer as established at the commencement of the Offer or, if applicable, the latest extension of such expiration date, other than an extension relating to a "subsequent offering period" pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, as amended.

    The Agreement also provides that, following consummation of the Offer, either (a) the Company will be merged with and into Sub (the "Forward Merger") or (b) Sub or another subsidiary of the Parent will be merged with and into the Company (the "Reverse Merger" and, together with the Forward Merger, the "Merger"). Pursuant to the Merger, each share of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares of Company Common Stock held in the treasury of the Company or owned by the Parent or Sub or as to which dissenters' rights have been properly exercised), will be converted into the right to receive the Consideration.

    You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than the Parent, Sub, affiliates of Parent or Sub and holders who

[LOGO]

properly exercise dissenters' rights) of the Consideration to be received by such holders in the Offer and the Merger. In connection with this opinion, we have:

    (i) Reviewed the financial terms and conditions of the Agreement;

    (ii) Analyzed certain historical business and financial information relating to the Company and the Parent;

   (iii) Reviewed various financial forecasts and other data provided to us by the Company relating to its business and various publicly available forecasts prepared by nationally recognized research analysts who report on the Parent;

    (iv) Held discussions with members of the senior managements of the Company and the Parent with respect to the businesses and prospects of the Company and the Parent, respectively, the strategic objectives of each, and possible benefits which might be realized following the Merger;

    (v) Reviewed public information with respect to certain other companies in lines of businesses we believe to be generally comparable to the businesses of the Company and the Parent;

    (vi) Reviewed the financial terms of certain business combinations involving companies in lines of businesses we believe to be generally comparable to those of the Company;

   (vii) Reviewed the historical stock prices and trading volumes of the Company Common Stock and the Parent Common Stock; and

  (viii) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

    We have relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company or the Parent, or concerning the solvency or fair value of either of the foregoing entities. With respect to financial forecasts provided to us by the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company. With the consent of the Company, we have also relied on publicly available forecasts prepared by nationally recognized research analysts who report on the Parent. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

    Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. In rendering our opinion, we are not opining as to the prices at which the Company Common Stock and the Parent Common Stock will trade before or after the consummation of the Offer or the Merger.

    In rendering our opinion, we have assumed that the Offer and Merger will be consummated on the terms described in the Agreement, without any waiver of any material terms or conditions by the Company and that obtaining the necessary regulatory approvals for the Offer and the Merger will not have an adverse effect on the Company or the Parent.

    Our opinion does not address the relative merits of the transactions contemplated by the Agreement as compared to any alternative business transaction that might be available to the Company.

    Lazard Freres & Co. LLC is acting as investment banker to the Company in connection with the Offer and the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Offer and the Merger. Lazard Freres & Co. LLC also acted as investment banker to the Company in connection with the proposed transaction with TMP Worldwide, Inc. pursuant to an Agreement and Plan of Merger dated as of June 29, 2001 among the Company, TMP Worldwide, Inc. and TMP Tower Corp.

[LOGO]

    Our engagement and the opinion expressed herein are for the benefit of the Company's Board of Directors and our opinion is rendered to the Company's Board of Directors in connection with its consideration of the Offer and the Merger. This opinion is not intended to and does not constitute a recommendation to any holder of Company Common Stock as to whether such holder should tender such shares of Company Common Stock in the Offer or vote with respect to the Merger. It is understood that this letter may not be disclosed or otherwise referred to without our prior consent, except as may otherwise be required by law or by a court of competent jurisdiction or as provided in our engagement letter dated June 11, 2001.

    Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than the Parent, Sub, affiliates of Parent or Sub and holders who properly exercise dissenters' rights) in the Offer and the Merger is fair to such holders from a financial point of view.

                                                       Very truly yours,
                                                       LAZARD FRERES & CO. LLC

                                                       By:              /s/ PATRICK SAYER
                                                            -----------------------------------------
                                                                          Patrick Sayer
                                                                        MANAGING DIRECTOR

                                                                         ANNEX B

                               HOTJOBS.COM, LTD.
                              406 WEST 31ST STREET
                            NEW YORK, NEW YORK 10001

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about January 11, 2002 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "STATEMENT") of HotJobs.com, Ltd. (the "COMPANY"). You are receiving this Information Statement in connection with the possible election of persons designated by Yahoo! Inc. ("YAHOO!") to a majority of seats on the Board of Directors (the "BOARD OF DIRECTORS" or the "BOARD") of the Company. On
December 27, 2001, the Company entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT") with Yahoo! and HJ Acquisition Corp. (the "PURCHASER"), a Delaware corporation and a wholly-owned subsidiary of Yahoo!, pursuant to which the Purchaser has commenced a tender offer to exchange for each issued and outstanding share of Common Stock (each, a "SHARE"), (a) a fraction of a share of Yahoo! common stock, par value $0.001, (the "YAHOO! COMMON STOCK"), equal to the Exchange Ratio (as defined below), subject to the limitation described below, (the "PER SHARE STOCK CONSIDERATION") upon the terms and subject to the conditions set forth in the prospectus relating to the exchange offer, dated January 11, 2002 (the "PROSPECTUS"), and in the related Letter of Transmittal (the "LETTER OF TRANSMITTAL" which, together with the Prospectus, as amended or supplemented from time to time, constitute the "OFFER") and (b) cash in an amount equal to $10.50 minus an amount equal to the product of (x) the Exchange Ratio multiplied by (y) the Yahoo! Market Price (as defined below), without interest (the "PER SHARE CASH CONSIDERATION" and together with the Per Share Stock Consideration, the "EXCHANGE OFFER CONSIDERATION"). Copies of the Prospectus and the Offer have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "SCHEDULE TO") filed by Yahoo! and the Purchaser with the Securities and Exchange Commission (the "COMMISSION") on January 11, 2002. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, as soon as practicable after the completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), either the Company will be merged with and into HJ Acquisition Corp. with HJ Acquisition Corp. surviving the Merger as a wholly-owned subsidiary of Yahoo! or HJ Acquisition Corp. will be merged with and into the Company with the Company surviving the merger as a wholly-owned subsidiary of Yahoo! (in either case, the "MERGER"). Under some circumstances, Yahoo! has the right to effect this Offer and/or the Merger using another direct or indirect subsidiary of Yahoo! in place of HJ Acquisition Corp. If Yahoo! exercises this right, then appropriate references in this document to HJ Acquisition Corp. shall be deemed to refer to this other subsidiary.
HJ Acquisition Corp., or HotJobs, as the case may be, as the surviving corporation of the Merger is sometimes referred to in this document as the "SURVIVING CORPORATION." At the effective time of the Merger (the "EFFECTIVE TIME"), each issued and outstanding Share (other than Shares owned by Yahoo!, any of its subsidiaries (including the Purchaser), the Company (as treasury stock), and Shares held by stockholders who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive the same consideration per Share that is paid pursuant in the Offer (the "MERGER CONSIDERATION"). The Merger Consideration and the Exchange Offer Consideration are sometimes referred to in this Statement collectively as the "Consideration."

    The Offer, the Merger, and the Merger Agreement are more fully described in the Statement, to which this Information Statement forms Annex B, which was filed by the Company with the Commission on January 11, 2002 and which is being mailed to stockholders of the Company along with this Information Statement.

    This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 ("EXCHANGE ACT") and
Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Yahoo!, the Purchaser or the Yahoo! Designees (as defined below) has been provided by Yahoo!. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on January 11, 2002. The Offer is currently scheduled to expire at 12:00 AM, New York City time, on Saturday, February 8, 2002, unless the Purchaser extends it.

                                    GENERAL

    The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. Each share has one vote. As of the close of business on January 8, 2002, there were 38,783,835 outstanding Shares.

               RIGHTS TO DESIGNATE DIRECTORS AND YAHOO! DESIGNEES

    The Merger Agreement provides that, upon the purchase of and payment for Shares by the Purchaser pursuant to the Offer, Yahoo! will be entitled to designate such number of directors (the "YAHOO! DESIGNEES") on the Board, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Shares beneficially owned by Yahoo!, Purchaser and any of their affiliates bears to the total number of Shares then outstanding.

    Additionally, the Merger Agreement provides that the Company will take all actions necessary to cause the Yahoo! Designees to be elected to the Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors. The Merger Agreement also provides that the Company will, subject to applicable law and stock exchange regulations, use its reasonable best efforts to cause Yahoo! Designees to constitute the number of members, rounded up to the next whole number, on (1) each committee of the Board and (2) each board of directors of each subsidiary of the Company and each committee of such boards of directors that represents the same percentage as such individuals represent on the Board of Directors.

    Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, the Company will cause the Board of Directors to have at least two directors who are directors on the date of the Merger Agreement who are independent directors for purposes of the continued listing requirements of the Nasdaq National Market (the "INDEPENDENT DIRECTORS"), provided, however, that if any Independent Director is unable to serve due to death or disability, the remaining Independent Directors shall be entitled to elect or designate another person (or persons) who serves as a director on the date hereof to fill such vacancy, and that person (or persons) shall be deemed to be an Independent Director for purposes of the Merger Agreement. If no Independent Director then remains, the other directors shall designate two persons who are directors on the date of the Merger Agreement (or, in the event there shall be less than two directors available to fill those vacancies as a result of such persons' deaths, disabilities or refusals to serve, the smaller number of persons who are directors on the date hereof) to fill those vacancies and those persons shall be deemed Independent Directors for purposes of the

Merger Agreement. Notwithstanding anything in the Merger Agreement to the contrary, if Yahoo!'s designees constitute a majority of the directors on the Board of Directors after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, then the affirmative vote of a majority of the Independent Directors (or if only one exists, then the vote of that Independent Director) shall be required to (1) amend or terminate the Merger Agreement by the Company; (2) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, if such action would adversely affect holders of Shares other than Yahoo! or the Purchaser; (3) amend the Certificate of Incorporation or Bylaws of the Company if such action would adversely affect holders of Shares other than Yahoo! or the Purchaser; or
(4) take any other action of the Board of Directors under or in connection with the Merger Agreement if such action would adversely affect holders of Shares other than Yahoo! or the Purchaser; provided, however, that if there shall be no Independent Directors as a result of such persons' deaths, disabilities or refusal to serve, then such actions may be effected by majority vote of the entire Board of Directors.

    The Yahoo! Designees will be selected by Yahoo! from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Yahoo! Designees currently is a director of, or holds any positions with, the Company. Yahoo! has advised the Company that, to the best of Yahoo!'s knowledge, except as set forth below, none of the Yahoo! Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Yahoo! and the Company that have been described in the Prospectus or the Statement.

    The name, age, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Yahoo! Designees are set forth below. Unless otherwise indicated, (1) the business address of each such person is Yahoo!, 701 First Avenue, Sunnyvale, California and (2) each such person is a citizen of the United States. Each individual listed below is a director or executive officer of Yahoo!.

                                                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND CURRENT BUSINESS ADDRESS             AGE               AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------           --------   ---------------------------------------------------
Tim Brady.................................     33      Mr. Brady has served as Senior Vice President,
                                                       Commerce and Network Services of Yahoo! since
                                                       February 2001. From November 1999 to February 2001,
                                                       Mr. Brady served as Senior Vice President, Network
                                                       Services. Prior to that, Mr. Brady served as
                                                       Yahoo!'s Vice President of Production from October
                                                       1997 to November 1999 and Yahoo!'s Director of
                                                       Production from January 1996 to October 1997. Mr.
                                                       Brady also serves as a director of The Boyd's
                                                       Collection Ltd.

Gregory C. Coleman........................     47      Mr. Coleman has served as Executive Vice President,
                                                       North American Operations since April 2001. Prior
                                                       to joining Yahoo!, Mr. Coleman served as President
                                                       of U.S. Magazine Publishing from July 1998 to March
                                                       2001 and as Senior Vice President of Reader's
                                                       Digest Association from June 1994 to March 2001.

                                                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND CURRENT BUSINESS ADDRESS             AGE               AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------           --------   ---------------------------------------------------
Susan Decker..............................     39      Ms. Decker has served as Yahoo!'s Chief Financial
                                                       Officer and Senior Vice President, Finance and
                                                       Administration since June 2000. From August 1986 to
                                                       May 2000, Ms. Decker held several positions for
                                                       Donaldson, Lufkin & Jenrette, including Director of
                                                       Global Research from 1998 to 2000. Prior to 1998,
                                                       she was a Publishing & Advertising Equity
                                                       Securities Analyst for 12 years.

Timothy Koogle............................     50      Mr. Koogle has served as a member of the board of
                                                       directors since July 1995, as Vice Chairman of the
                                                       Board of Directors from May 2001 to August 2001,
                                                       and as an advisor to Yahoo! from May 2001 to
                                                       December 2001. Mr. Koogle served as Chief Executive
                                                       Officer from July 1995 to May 2001, as President
                                                       from July 1995 to January 1999 and as Chairman from
                                                       January 1999 to May 2001.

Jeffrey Mallett, Canada...................     37      Mr. Mallett has served as a member of the board of
                                                       directors and as President and Chief Operating
                                                       Officer of Yahoo! since January 1999. Mr. Mallett
                                                       has served as Chief Operating Officer since January
                                                       1998. Prior to that, he served as Yahoo!'s Senior
                                                       Vice President, Business Operations from October
                                                       1995 to January 1998.

Farzad Nazem..............................     40      Mr. Nazem has served as Senior Vice President,
                                                       Communications and Technical Services and Chief
                                                       Technology Officer since February 2001. From
                                                       January 1998 to February 2001, Mr. Nazem served as
                                                       Chief Technology Officer. Prior to that, he served
                                                       as Yahoo!'s Senior Vice President, Product
                                                       Development and Site Operations from March 1996 to
                                                       January 1998. From 1985 to 1996, Mr. Nazem held a
                                                       number of technical and executive management
                                                       positions at Oracle Corporation, including, most
                                                       recently, Vice President of Oracle's Media and Web
                                                       Server Division and member of the Product Division
                                                       Management Committee.

                                                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND CURRENT BUSINESS ADDRESS             AGE               AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------           --------   ---------------------------------------------------
Terry S. Semel............................     57      Mr. Semel was appointed as Yahoo!'s Chairman of the
                                                       Board and Chief Executive Officer on May 1, 2001.
                                                       Since September 1999, Mr. Semel has also served as
                                                       Chairman and Chief Executive Officer of Windsor
                                                       Media, Inc. From March 1994 to September 1999, Mr.
                                                       Semel served as Chairman of the Board and Co-Chief
                                                       Executive Officer of Warner Bros. and Warner Music
                                                       Group. Mr. Semel also serves as a director of Polo
                                                       Ralph Lauren and Revlon, Inc.

Jerry Yang................................     33      Mr. Yang, Chief Yahoo! and co-founder of Yahoo!,
                                                       has served as a member of the board of directors
                                                       and an officer of Yahoo! since March 1995. Mr. Yang
                                                       co-developed Yahoo! in 1994 while he was working
                                                       towards his Ph.D. in electrical engineering at
                                                       Stanford University. Mr. Yang also serves as a
                                                       director of Yahoo! Japan Corporation and Cisco
                                                       Systems, Inc.

                        OWNERSHIP OF COMMON STOCK BY THE
                     PRINCIPAL STOCKHOLDERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information with respect to the beneficial ownership of HotJobs common stock as of December 31, 2001, except as otherwise indicated by (a) each director; (b) HotJobs' chief executive officer and its other executive officer; (c) each person, or group of affiliated persons that HotJobs knows to beneficially own 5% or more of the outstanding shares of HotJobs common stock; and (d) all directors and executive officers as a group.

    Except as otherwise noted, the address of each person listed in the table is c/o HotJobs.com, Ltd., 406 West 31st Street, 9th Floor, New York, New York 10001.

    Beneficial ownership is determined in accordance with the rules of the Commission and includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 2001 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage of ownership of any other person. To HotJobs' knowledge, except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

                                                              NUMBER OF SHARES OF
                                                                 COMMON STOCK       PERCENT OF
NAME                                                          BENEFICIALLY OWNED    OWNERSHIP
----                                                          -------------------   ----------
Richard S. Johnson(1).......................................       7,572,600           19.3%
The TCW Group, Inc.(2)......................................       3,704,411            9.6%
Capital Research and Management Company(3)..................       2,725,000            7.0%
SMALLCAP World Fund, Inc.(4)................................       2,350,000            6.1%
Bennett Carroccio(5)........................................       2,258,480            5.8%
Alpine Associates, A Limited Partnership(6).................       2,016,870            5.2%
Dimitri J. Boylan(7)........................................         750,750            1.9%
Lowell W. Robinson(8).......................................         156,875              *
John G. Murray(9)...........................................         108,566              *
John Hawkins(10)............................................          79,608              *
Kevin P. Ryan(11)...........................................          77,751              *
Robert H. McNabb(12)........................................          70,000              *
Phillip Guarascio(13).......................................          61,945              *
All directors and executive officers
  as a group (8 persons)(14)................................       8,878,095           22.3%

------------------------

*   Less than 1%.

(1) Includes 560,500 shares issuable upon the exercise of outstanding options and 500,000 shares held by the Richard S. Johnson 2001 Grantor Retained Annuity Trust.

(2) Based solely on a review of Schedule 13G filings with the SEC. The address of The TCW Group, Inc. is 865 South Figueroa Street, Los Angeles, CA 90017.

(3) Based solely on a review of Schedule 13G filings with the SEC. The address of Capital Research and Management Company is 333 South Hope Street, Los Angeles, CA 90071. Capital Research and Management Company, a registered investment adviser, is deemed to be the beneficial owner of 2,350,000 shares as a result of acting as investment adviser to various registered investment companies, including SMALLCAP World Fund, Inc. Capital Research and Management Company disclaims beneficial ownership of these shares.

(4) Based solely on a review of Schedule 13G filings with the SEC. The address of SMALLCAP World Fund, Inc. is 333 South Hope Street, Los Angeles, CA 90071.

(5) Based solely on review of Schedule 13G filings with the SEC. Includes 60,000 shares issuable upon the exercise of outstanding options and 80,000 shares owned by OTEC, of which Mr. Carroccio is the President, Chief Executive Officer and sole stockholder. Mr. Carroccio's address is c/o OTEC, 24 West 40th Street, 12th Floor, New York, NY 10018.

(6) Based solely on a review of Schedule 13G filings with the SEC. The address of Alpine Associates is 100 Union Avenue, Oreskill, NJ 07626. Alpine Associates, which beneficially owns 1,750,300 shares, may be deemed to be part of a group that also includes Alpine Partners, L.P. (beneficially owns 266,500 shares) and Palisades Partners, L.P. (beneficially owns 70,000 shares) by virtue of their having a common investment manager.

(7) Includes 106,750 shares issuable upon the exercise of outstanding options.

(8) Includes 156,875 shares issuable upon the exercise of outstanding options.

(9) Includes 13,659 shares held by Mr. Murray's IRA. Also includes 60,000 shares issuable upon the exercise of outstanding options.

(10) Includes 1,621 shares beneficially owned by Mr. Hawkins' spouse who owned these shares prior to the marriage, 60,000 shares issuable upon the exercise of outstanding options and 5,971 shares held by retirement plans.

(11) Includes 53,333 shares issuable upon the exercise of outstanding options.

(12) Includes 65,000 shares issuable upon the exercise of outstanding options.

(13) Includes 60,000 shares issuable upon the exercise of outstanding options.

(14) Includes 1,122,458 shares issuable upon the exercise of outstanding options. Also see other footnotes above.

                               BOARD OF DIRECTORS

    The Board of Directors is divided into three classes with staggered terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Biographical information on each director, including his age, follows:

                             TERMS EXPIRING IN 2002

    Philip Guarascio, 60, has served as a Director of HotJobs since
August 1999. Since May 2000, Mr. Guarascio has provided consulting services for PGVentures LLC, a company that provides early stage funding and support to innovative start-up companies. From July 1994 until May 2000, Mr. Guarascio was a Vice President of General Motors Corporation where he was primarily responsible for worldwide advertising resource management and managing consolidated media placement efforts. From July 1992 to July 1994, Mr. Guarascio served as General Manager of Marketing and Advertising for General Motors' North American Operations. Mr. Guarascio joined General Motors in 1985 after 21 years with the New York advertising agency, D'Arcy, Masius, Benton & Bowles (formerly Benton &

Bowles, Inc.). Mr. Guarascio currently serves on the board of directors of Arbitron Inc., a media measurement company (NYSE: ARB) and he was named non-executive Chairman of the Board of AdSpace Networks, a digital out-of-home media company, in November 2001. Mr. Guarascio is Chairman Emeritus of the Advertising Council and serves on the Executive Committee of that organization. He also serves on the boards of the Association of National Advertisers, the Women's Sports Foundation, the Ellis Island Restoration Commission and the American Film Institute. Mr. Guarascio also serves as a consultant to the National Football League.

    Dimitri J. Boylan, 41, has served as our President and Chief Executive Officer since June 2001. Prior to that time, he served as our acting President and Chief Executive Officer from March 2001 until June 2001 and as our Chief Operating Officer since March 1998. From February 1997 until March 1998,
Mr. Boylan served as our Vice President of Sales and Marketing. Mr. Boylan has also served as a Director since May 1999. From October 1990 until October 1997, Mr. Boylan served as the managing director of recruiting for OTEC, Inc., a New York-based recruiting firm focusing on IT professionals ("OTEC"). Mr. Boylan received his bachelor's degree from the University of Pennsylvania and earned a Masters degree from the University of Illinois.

    Richard S. Johnson, 40, founded HotJobs in February 1997 and has served as Chairman of the Board since inception. From February 1997 until February 2001, Mr. Johnson served as our President and Chief Executive Officer. From 1988 to 1997, Mr. Johnson served as President of OTEC. Mr. Johnson co-founded OTEC in 1988 and, until March 8, 2000, was one of its directors and principal stockholders. Mr. Johnson received his bachelor's degree from Bucknell University. Mr. Johnson is a member of New York's New Media Association.

                             TERMS EXPIRING IN 2003

    John G. Murray, 39, has served as a Director of HotJobs since May 1999. Since June 1998, Mr. Murray has been a Managing Director of Deutsche Bank Securities Inc., formerly BT Alex. Brown Incorporated, specializing in the venture capital service sector. From January 1994 to June 1998, Mr. Murray served as a principal of BancBoston Robertson Stephens, specializing in the venture capital service sector. Mr. Murray received his bachelor's degree from St. Lawrence University and his Masters of Business Administration from The Wharton School of Finance.

    Kevin P. Ryan, 38, has served as a Director of HotJobs since June 1999. Mr. Ryan has served as Chief Executive Officer and a director of DoubleClick Inc. (NASDAQ: DCLK) since July 2000. Mr. Ryan served as DoubleClick's Chief Operating Officer from April 1998 until July 2000 and as President from July 1997 until July 2000. From June 1996 to March 1998,
Mr. Ryan served as DoubleClick's Chief Financial Officer. From January 1994 to June 1996, Mr. Ryan served as Senior Vice President of Business and Finance of United Media, a licensing and syndication company. From April 1991 to December 1993, Mr. Ryan served as Senior Manager, Finance for EuroDisney, and from August 1985 to September 1989, Mr. Ryan was an investment banker for Prudential Investment Corporation in both the United States and the United Kingdom. Mr. Ryan received his bachelor's degree from Yale University and his Masters of Business Administration from INSEAD.

                             TERMS EXPIRING IN 2004

    John A. Hawkins, 41, has served as a Director of HotJobs since May 1999. In 1995, Mr. Hawkins co-founded Generation Partners L.P., a private equity fund. From 1987 until 1995, Mr. Hawkins was a General Partner of Burr, Egan,
Deleage & Co., a $700 million venture capital firm. Mr. Hawkins specializes in information technology investments including data communications and telecommunications, software and the Internet. Mr. Hawkins graduated with a bachelor's degree from Harvard College and received his Masters of Business Administration from the Harvard Graduate

School of Business. Mr. Hawkins currently serves on the boards of P-COM, Inc. (NASDAQ: PCMS), PixTech (NASDAQ: PIXT), DiscoverMusic.com (formerly Enso Audio Imaging Corporation), Driveway.com, High End Systems, Inc., OrderFusion (formerly Dover Pacific Computing, Inc.) and Linguateq, Inc.

    Robert H. McNabb, age 54, has served as a Director of HotJobs since
October 2000. Since December 2001, Mr. McNabb has served as Americas and Asia/Pacific President of Futurestep, the middle management online recruitment arm of Korn/Ferry International (NYSE: KFY). Prior to that time, Mr. McNabb has been the President and Chief Executive Officer of CORESTAFF Services from
April 1998 to May 2001. He previously served as President and Chief Operating Officer of Republic Industries' Replacement Rental Car Business from April 1997 to October 1997 and as Senior Vice President and general manager of Kelly Services, Inc. from September 1994 to March 1997. Mr. McNabb served as President of the central division of Talent Tree from October 1991 to June 1993 and was self-employed from July 1993 to August 1994 and from November 1997 to March 1998.

DIRECTOR COMPENSATION

    Cash Compensation. Directors who are also our employees do not receive additional compensation for serving as Directors. Until February 2001, non-employee Directors did not receive a fee for attending meetings of the Board or committee meetings, but were reimbursed for expenses incurred in connection with performing their respective duties. Effective March 1, 2001, our non-employee Directors are entitled to receive $3,000 per Board meeting for in-person attendance and $1,500 per Board meeting for attendance via conference call. In addition, our non-employee Directors are entitled to receive $1,000 per committee meeting for in-person attendance and $500 per committee meeting for attendance via conference call. If we achieve profitability, Directors will be entitled to receive an annual cash retainer of $10,000.

    Stock Option Grant. Under the Automatic Option Grant Program under our 1999 Stock Option/ Stock Issuance Plan, each individual who was first elected or appointed to serve as a non-employee member of the Board after August 10, 1999 and prior to March 1, 2001 was automatically granted a non-statutory option to purchase 20,000 shares of our common stock. Effective March 1, 2001, each individual who is first elected or appointed to serve as a non-employee member of the Board other than the Yahoo! Designees will automatically be granted a non-statutory option to purchase 40,000 shares of our common stock. In addition, on the date of each annual meeting of stockholders, each non-employee Director who is to continue to serve as a member of the Board, whether or not that individual is standing for re-election to the Board of Directors at that particular annual meeting of stockholders, is automatically granted a non-statutory option to purchase shares of our common stock, provided such individual has served as a non-employee member of the Board for at least six months. Prior to March 1, 2001, this option grant was for 5,000 shares of our common stock. This grant was increased to 10,000 shares of our common stock effective March 1, 2001.

    Each automatic grant has a term of 10 years, subject to earlier termination following the optionee's cessation of service on the Board. Each automatic option is immediately exercisable; however, any shares purchased upon exercise of the option will be subject to repurchase by HotJobs should the optionee's service as a non-employee Director cease prior to the lapse of such repurchase rights. The initial grant vests in successive equal annual installments over four years. Each additional grant vests upon the optionee's completion of one year of service on the Board, as measured from the grant date. However, each outstanding option will immediately vest upon (i) certain changes in the ownership or control of HotJobs or (ii) the death or permanent disability of the optionee while serving on the Board.

    In addition, on February 28, 2001, each member of the Managing Committee of the Board received an option to purchase 25,000 shares of our common stock, and the Chairman of the Managing

Committee received an option to purchase an additional 10,000 shares of our common stock, each with an exercise price of $5.125. All of these options vested on June 29, 2001 upon the appointment of Mr. Boylan as President and Chief Executive Officer.

    Each of Messrs. Guarascio, Hawkins, McNabb, Murray and Ryan received an option grant on May 23, 2001 to purchase 10,000 shares of our common stock at an exercise price of $5.97 per share. These options vest in full on the first anniversary of the grant date.

2001 BOARD MEETINGS

    During 2001, the Board of Directors held 22 meetings. During 2001, each Director attended at least 75% of the total number of meetings of the Board except for Mr. McNabb who recused himself from the final six meetings of the year in light of his employment relationship with Korn/Ferry International Futurestep, Inc. During 2001, the Compensation Committee held three meetings, which were attended by all of the members of the committee. The Audit Committee held two meetings during 2001, at which all of the members of the committee were present. The Managing Committee held 10 meetings, and each member of the Managing Committee attended at least 75% of those meetings.

BOARD COMMITTEES

    Our Board of Directors has four committees: the Audit Committee, the Compensation Committee, the Managing Committee and the Executive Search Committee.

    The members of our Audit Committee are Messrs. Guarascio, Hawkins and Ryan (Chairman), all of whom are independent directors. Our Audit Committee selects the independent auditors, reviews such auditors' independent status, consults with such auditors and with management with regard to the adequacy of our internal accounting controls and considers any non-audit functions to be performed by the independent auditors.

    The members of our Compensation Committee are Messrs. Hawkins, Murray (Chairman) and Ryan. The Compensation Committee is responsible for reviewing and approving all compensation arrangements for our executive officers and for overseeing our stock option and stock purchase plans.

    Our Managing Committee was created on February 28, 2001. The members of our Managing Committee are Messrs. Guarascio, Hawkins, McNabb (Chairman), Murray and Ryan. Our Managing Committee reviews the development and performance of our senior executive officers.

    Our Executive Search Committee was created on February 28, 2001. The members of our Executive Search Committee are Messrs. Johnson, McNabb and Ryan (Chairman). Our Executive Search Committee assists in the selection of senior executives for HotJobs.

                     COMPENSATION COMMITTEE INTERLOCKS AND
                INSIDER PARTICIPATION IN COMPENSATION DECISIONS

    Our Compensation Committee currently consists of Messrs. John A. Hawkins, John G. Murray (Chairman) and Kevin P. Ryan. No interlocking relationship exists or has existed between Messrs. Hawkins, Murray or Ryan or any other member of our Board and any members of the board of directors or compensation committee of any other company.

                               EXECUTIVE OFFICERS

    In addition to Dimitri J. Boylan, who is a director, the name, age and experience of the other executive officer of the Company is as follows.

    Lowell W. Robinson, 52, has served as our Chief Financial Officer since
May 2000. From 1997 until 1999, Mr. Robinson was Executive Vice President, Global Business Services and Chief Financial Officer of PRT Group Inc. From 1994 until 1997, Mr. Robinson was Executive Vice President and Chief Financial Officer at ADVO, Inc. Mr. Robinson spent eight years at Citigroup (1986-1993) where he was Vice President and Chief Financial Officer for The Traveler's Managed Care and Employee Benefits Operations from 1991 to 1993, the Chief Financial Officer for Citicorp's Global Insurance and Capital Investments Divisions from 1988 to 1991 and the Controller for Citicorp's Consumer Services Group--International from 1986-1988. Prior to joining Citigroup, Mr. Robinson was Director of Finance and Operations from 1983 to 1986 for Uncle Ben's Inc., the domestic and international rice subsidiary of Mars, Inc. From 1973 to 1983, Mr. Robinson held senior financial positions at General Foods. Mr. Robinson graduated with a bachelor's degree from the University of Wisconsin and received his Masters of Business Administration from the Harvard Graduate School of Business.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of our common stock to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the Commission and the Nasdaq Stock Market, Inc. Such officers, directors and 10% holders are also required by the Commission to furnish HotJobs with copies of all Section 16(a) forms that they file.

    Based solely on our review of copies of such reports received or written representations from certain reporting persons, we believe that all
Section 16(a) filing requirements applicable to our officers, directors and 10% stockholders were complied with during the fiscal year ended December 31, 2001.

                             EXECUTIVE COMPENSATION

COMPENSATION OF NAMED EXECUTIVE OFFICERS

    The following table shows information concerning the compensation paid for services rendered in all capacities to the Company and its subsidiaries for 1999, 2000 and 2001 for Named Executive Officers. The compensation described in this table was paid by the Company.

                           SUMMARY COMPENSATION TABLE

                                                                 ANNUAL            LONG-TERM
                                                             COMPENSATION(1)     COMPENSATION
                                                           -------------------   -------------
                                                                                   NUMBER OF      ALL OTHER
                                                            SALARY     BONUS     STOCK OPTIONS   COMPENSATION
NAME AND PRINCIPAL POSITION                       YEAR       ($)        ($)       GRANTED (#)        ($)
---------------------------                     --------   --------   --------   -------------   ------------
Dimitri J. Boylan(2)..........................    2001     $315,385   $325,000       150,000             --
  President and Chief Executive Officer           2000     $212,981   $150,000           500             --
                                                  1999     $141,587   $100,000       270,000             --

Richard S. Johnson(2).........................    2001     $ 90,385         --        50,000       $324,231
  Non-Executive Chairman of the Board             2000     $236,539   $200,000           500             --
                                                  1999     $201,923   $125,000       510,000             --

Lowell W. Robinson(3).........................    2001     $250,000         --        50,000             --
  Chief Financial Officer                         2000     $153,846   $125,000       330,000             --

George J. Nassef, Jr.(4)......................    2001     $126,923         --        50,000       $125,000
  Chief Information Officer                       2000     $212,962   $125,000           500             --
                                                  1999     $ 84,135   $ 75,000       350,000             --

------------------------

(1) In accordance with the rules of the Commission, other compensation in the form of perquisites and other personal benefits has been omitted for each of the Named Executive Officers because the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total of annual salary and bonuses for each of such Named Executive Officers in 2001.

(2) On March 1, 2001, Mr. Boylan was appointed our acting President and Chief Executive Officer and on June 29, 2001, Mr. Boylan was appointed President and Chief Executive Officer. Effective as of March 1, 2001, Mr. Johnson ceased to be our President and Chief Executive Officer but remains as our Non-Executive Chairman of the Board. All Other Compensation is comprised of $324,231, which represents the severance payment to which Mr. Johnson was entitled under his employment agreement, as well as the payment by HotJobs of $11,282 in health and welfare benefits on behalf of Mr. Johnson and his family.

(3) Mr. Robinson joined HotJobs in May 2000.

(4) Mr. Nassef joined HotJobs in June 1999 and his employment with the Company ceased on June 19, 2001. The $125,000 payment represents the severance payment to which Mr. Nassef was entitled under his employment agreement.

GRANTS OF OPTIONS

    The following table provides information related to stock options granted to the Named Executive Officers during the fiscal year ended December 31, 2001.

                             OPTION GRANTS IN 2001

                                        INDIVIDUAL GRANTS(1)
                                       -----------------------                               POTENTIAL REALIZABLE
                                                    % OF TOTAL                                 VALUE AT ASSUMED
                                       NUMBER OF     OPTIONS                                 ANNUAL RATES OF STOCK
                                       SECURITIES   GRANTED TO                                PRICE APPRECIATION
                                       UNDERLYING   EMPLOYEES      EXERCISE                   FOR OPTION TERM(6)
                                        OPTIONS         IN          PRICE       EXPIRATION   ---------------------
NAME                                    GRANTED      2001(4)     ($/SHARE)(5)      DATE         5%          10%
----                                   ----------   ----------   ------------   ----------   ---------   ---------
Dimitri J. Boylan....................    50,000        2.4%        $10.375       2/2/2011    $326,239    $826,754
                                        100,000        4.8%        $  3.44      4/16/2011    $216,340    $548,248

Richard S. Johnson (2)...............    50,000        2.4%        $10.375       2/2/2011    $326,239    $826,754

Lowell W. Robinson...................    50,000        2.4%        $10.375       2/2/2011    $326,239    $826,754

George J. Nassef, Jr. (3)............    50,000        2.4%        $10.375       2/2/2011    $326,239    $826,754

------------------------

(1) Each option represents the right to purchase one share of HotJobs common stock. To the extent not already exercisable, certain of these options may become exercisable in the event of certain mergers in which HotJobs is not the surviving corporation, upon the sale of substantially all of HotJobs' assets, upon the acquisition of beneficial ownership of more than 50% of HotJobs outstanding voting securities, a sale of more than 50% of HotJobs' outstanding stock by stockholders pursuant to a tender or exchange offer or if HotJobs otherwise undergoes a change in control.

(2) Pursuant to Mr. Johnson's employment agreement, this option became vested and exercisable in full for the remainder of the term upon Mr. Johnson's resignation as the Company's President and Chief Executive Officer.

(3) Mr. Nassef forfeited this option in connection with his departure from the Company.

(4) During 2001, HotJobs granted options to purchase an aggregate of approximately 2,100,750 shares of common stock to its employees.

(5) All options were granted at the fair market value of the HotJobs common stock on the date of grant.

(6) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Commission and do not represent our estimate or projection of our future common stock prices. These amounts represent certain assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

         AGGREGATED OPTION EXERCISES IN 2001 AND YEAR-END OPTION VALUES

                                                                  NUMBER OF SHARES           VALUE OF UNEXERCISED
                                                              UNDERLYING UNEXERCISABLE       IN-THE MONEY OPTIONS
                                                               OPTION AT DECEMBER 31,           AT DECEMBER 31,
                                  SHARES                                2001                        2001(1)
                                ACQUIRED ON      VALUE       --------------------------   ---------------------------
NAME                             EXERCISE     REALIZED ($)   EXERCISABLE    UNEXERCISED   EXERCISABLE   UNEXERCISABLE
----                            -----------   ------------   -----------    -----------   -----------   -------------
Dimitri J. Boylan.............         --             --        88,000        212,500     $  209,976      $695,750
Richard S. Johnson............         --             --       560,500             --     $3,562,493            --
George J. Nassef, Jr..........    156,250       $598,116            --             --             --            --
Lowell W. Robinson............         --             --       130,625        249,375     $  295,866      $452,334

------------------------

(1) These values have been calculated on the basis of the market price on December 31, 2001 of $10.39 per share, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS FOR NAMED EXECUTIVE OFFICERS

    The following Named Executive Officers have an agreement with HotJobs.

    Mr. Boylan's employment agreement became effective on May 6, 1999 and expires on May 5, 2003 and will automatically renew for additional one-year terms after that date unless HotJobs gives to Mr. Boylan written notice of its desire not to renew the agreement at least six months prior to the expiration of the initial or any additional term. Effective January 1, 2001, Mr. Boylan's base salary increased to $275,000 per year and on March 1, 2001, Mr. Boylan's base salary increased to $325,000 per year.

    Mr. Johnson's employment agreement became effective on May 6, 1999 and terminated upon his resignation as President and Chief Executive Officer.

    Mr. Nassef's employment agreement became effective on June 18, 1999 and terminated when his employment with the Company ceased on June 19, 2001.

    Mr. Robinson's employment agreement became effective on May 8, 2000 and expires on May 8, 2003 and will automatically renew for additional one-year terms after that date unless HotJobs gives Mr. Robinson written notice of its desire not to renew the agreement at least six months prior to the expiration of the term. Under the terms of Mr. Robinson's employment agreement, he is paid a base salary of $250,000 per year.

    TERMINATION OF EMPLOYMENT. HotJobs may terminate the employment agreements with each of Messrs. Boylan and Robinson with or without cause by delivering written notice to the executive officer. Each executive officer may terminate his employment with or without good reason by delivering written notice to HotJobs. Upon termination of the employment of Mr. Boylan by HotJobs without cause or by the executive for good reason, Mr. Boylan is entitled to the greater of his annual salary for the remainder of the term of the employment agreement or one year of salary, and all stock options granted to him become immediately exercisable for the remainder of their original term. Upon termination of the employment of Mr. Robinson by HotJobs without cause or by Mr. Robinson for good reason, Mr. Robinson is entitled to one year of base salary, and the stock option granted to him on May 8, 2001 becomes immediately exercisable for the remainder of its original term.

    NONCOMPETITION AND CONFIDENTIALITY. Each of Messrs. Boylan, Nassef and Robinson has agreed not to compete with HotJobs, solicit our suppliers or employees or reveal our confidential information during the term of his employment agreement and for two years thereafter. Mr. Johnson has agreed that without the prior written consent of HotJobs, prior to February 23, 2003 he will not (i) solicit our suppliers or business partners; (ii) reveal our confidential information; or (iii) solicit our employees. Mr. Johnson has also agreed that until the earlier of February 28, 2003 or one year following the date on which he ceases to serve as the Chairman of the Board, he will not compete with HotJobs without our prior written consent. This non-competition covenant will expire sooner if, beginning as of May 1, 2002, the Company fails to meet the minimum financial qualifications to maintain its stock's listing on the Nasdaq Stock Market or the Company's stock is no longer listed on the Nasdaq Stock Market. In addition, each Named Executive Officer is bound by a proprietary inventions agreement that prohibits the Named Executive Officer from, among other things, disseminating or using confidential information about our business or clients in any way that would be adverse to HotJobs.

    CHANGE-IN-CONTROL ARRANGEMENTS. Each of Messrs. Boylan and Robinson have the right to terminate their employment following a change in control upon 30 days written notice, so long as the notice is provided within 90 days of the date the executive became aware that a change in control event had occurred. Upon termination by Mr. Boylan of his employment in connection with a change in control, Mr. Boylan is entitled to the greater of his annual salary for the remainder of the term of the employment agreement or one year of salary, and all stock options granted to him become immediately exercisable for the remainder of their original terms. Upon termination by Mr. Robinson of his employment in connection with a change in control, Mr. Robinson is entitled to two years of base salary, and all stock options granted to him become immediately exercisable for the remainder of their original terms. The employment agreement with each of Messrs. Boylan and Robinson provides that the executive is entitled to receive a payment in an amount sufficient to make the executive whole for any excise tax on excess parachute payments, under the severance agreements or otherwise, imposed under Section 4999 of the Internal Revenue Code.

TRANSACTIONS WITH RELATED PARTIES

    The following is a summary of significant transactions and relationships among the Company and its directors, executive officers and significant stockholders with respect to fiscal 2001.

    AGREEMENTS WITH DOUBLECLICK

    In April 1999, HotJobs entered into a Softshoe-Registered Trademark-Standard License Agreement with DoubleClick, which was amended on December 15, 1999 in connection with a service upgrade. In addition, DoubleClick is a member of HotJobs.com. In 2001, we billed DoubleClick approximately $128,686 for services provided by HotJobs to DoubleClick. We also have an agreement with DoubleClick pursuant to which we use DoubleClick's DART Service to target and measure our advertisements on Web pages, and an agreement pursuant to which DoubleClick places our advertising banners on the Web pages of other companies. In connection with these agreements, we pay monthly service fees based on the number of ad impressions delivered pursuant to each agreement. In 2001, we paid to DoubleClick approximately $659,330 under these agreements. We believe that these agreements were entered into on an arms-length basis. Kevin P. Ryan, one of our Directors, is the Chief Executive Officer of DoubleClick.

    AGREEMENT WITH RICHARD JOHNSON

    Effective March 1, 2001, Mr. Johnson resigned his employment with HotJobs. Under the employment agreement entered into between Mr. Johnson and HotJobs dated May 6, 1999, Mr. Johnson received a severance payment of approximately $325,000, all outstanding options granted to him became immediately vested and HotJobs agreed to provide health and welfare benefits to Mr. Johnson and his family through February 28, 2002.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee of the Board advises the Board on matters of HotJobs' compensation philosophy and the compensation of executive officers and other employees. The Compensation Committee is also responsible for the administration of our stock option plans under which option grants and direct stock issuances may be made to executive officers. The Compensation Committee meets at least once per year to review management performance and compensation and to recommend to the Board bonuses and option grants for current personnel. The Compensation Committee also meets periodically to approve and ratify option grants. The Compensation Committee has reviewed and is in accord with the compensation paid to executive officers in 2001.

    GENERAL COMPENSATION PHILOSOPHY

    The fundamental philosophy of the Compensation Committee is to provide our executive officers with competitive compensation opportunities based upon their performance and their contribution to the development and financial success of HotJobs. Accordingly, the compensation package for each executive officer is comprised of at least one of three key elements: (i) base salary, (ii) an annual incentive cash bonus and (iii) long-term incentive stock options that strengthen the mutuality of interests between the executive officers and our stockholders. The Compensation Committee believes that this philosophy is appropriate.

    FACTORS

    The principal factors considered by the Compensation Committee for each executive officer's compensation package for fiscal year 2001 are summarized below. The Compensation Committee may, however, in its discretion apply entirely different factors in advising the Board with respect to executive compensation for future years.

    BASE SALARY

    The suggested base salary for each executive officer is based upon the salaries of comparable executive officers that were obtained from various sources, including the 2000 American Compensation Association survey and executive compensation and performance data for a select group of comparable companies based on annual revenues and industry. The Compensation Committee approved an increase in the base salaries of each of Messrs. Johnson and Boylan effective January 1, 2001, and Mr. Boylan received an additional increase in base salary effective March 1, 2001 in connection with being named Acting President and Chief Executive Officer.

    ANNUAL INCENTIVE CASH BONUS

    In addition to base salaries, executive officers of HotJobs are eligible to receive annual cash bonuses, at the discretion of the Board. Cash bonuses are determined on the basis of (a) the overall financial performance of HotJobs and
(b) annual personal performance objectives.

    LONG-TERM INCENTIVE STOCK OPTIONS

    Option grants are designed to align the interests of each executive officer with those of the stockholders and provide each individual with a significant incentive to manage HotJobs from the perspective of an owner with an equity stake. Each option generally becomes exercisable in installments over a four-year period, with a quarter of the options vesting on the first anniversary of the grant date and the balance vesting in 36 successive equal monthly installments upon completion of each additional month of service over the 36-month period measured from the first anniversary of the grant date. Accordingly, the option grant will provide an economic benefit to the executive officer only if the option becomes vested, and then only if the market price of the underlying shares appreciates.

    The number of shares subject to each option grant is set at a level intended to create a meaningful opportunity for stock ownership based on the executive officer's current position, the base salary associated with that position, the size of comparable awards made to individuals in similar positions within the industry and the individual's personal performance in recent periods. The Compensation Committee also considers the number of unvested options held by the executive officer in order to maintain an appropriate level of equity incentive for that individual. However, the Compensation Committee does not adhere to any specific guidelines as to the relative option holdings of our executive officers. Stock options to purchase an aggregate of 300,000 shares of common stock were granted to executive officers in 2001, of which options to purchase an aggregate of 200,000 shares of common stock were granted to executive officers on February 2, 2001 as part of their annual bonus in respect of their service for the fiscal year ended December 31, 2000.

    CEO COMPENSATION

    The plans and policies discussed above were the basis for determining the compensation of our former Chief Executive Officer, Mr. Richard S. Johnson and our current Chief Executive Officer, Mr. Boylan, for their respective tenures during fiscal year 2001. In advising the Board with respect to this compensation, the Compensation Committee seeks to achieve two objectives:
(i) establish a level of base salary competitive with that paid by companies within the industry which are of comparable size to HotJobs and by companies outside of the industry with which HotJobs competes for executive talent and
(ii) make a percentage of the total compensation package contingent upon HotJobs' performance and stock price appreciation. In accordance with these objectives, Mr. Johnson received a base salary of $90,385 related to his tenure as Chief Executive Officer for the period from January 1, 2001 through February 28, 2001. In addition, a stock option to purchase 50,000 shares of common stock was granted to Mr. Johnson on February 2, 2001 as part of his bonus for fiscal year 2000. All unvested options held by Mr. Johnson became exercisable in full for the remainder of their respective terms in connection with his resignation. In addition, for service for fiscal year 2001, Mr. Boylan received a base salary and cash bonus of $315,385 and $325,000, respectively. In addition, a stock option to purchase 50,000 shares of common stock was granted to Mr. Boylan on February 2, 2001 as part of his bonus for fiscal year 2000 and a stock option to purchase 100,000 shares of common stock was granted to Mr. Boylan on April 16, 2001 in connection with his elevation to acting President and Chief Executive Officer.

    COMPLIANCE WITH INTERNAL REVENUE CODE SECTION 162(M)

    As a result of Section 162(m) of the Internal Revenue Code of 1986, as amended, which was enacted into law in 1993, HotJobs will not be allowed a federal income tax deduction for compensation paid to certain executive officers, to the extent that compensation exceeds $1 million per officer in any one year. This limitation will apply to all compensation paid to the covered executive officers that is not considered to be performance based. Compensation that does qualify as performance-based compensation will not have to be taken into account for purposes of this limitation. The 1999 Stock Option/Stock Issuance Plan contains certain provisions that are intended to assure that any compensation deemed paid in connection with the exercise of stock options granted under that plan with an exercise price equal to the market price of the option shares on the grant date will qualify as performance-based compensation.

    Non-performance based compensation paid to our executive officers for the 2001 fiscal year did not exceed the $1 million limit per officer, and the Compensation Committee does not expect that the compensation to be paid to our executive officers for the 2002 fiscal year will exceed the $1 million limit per officer.

                               PERFORMANCE GRAPH

    Set forth below is a graph comparing the percentage change in HotJobs' cumulative total stockholder return on its common stock from August 10, 1999 (the date public trading of our common stock commenced) to December 31, 2001 (as measured by dividing (i) the excess of the price of our common stock at the end of the measurement period over the price at the beginning of the measurement period by (ii) the share price at the beginning of the measurement period) with the cumulative total return so calculated of the Nasdaq Stock Market (U.S.) Index, the S&P 500 Index and a self-constructed peer group index. The historical stock price performance is not necessarily indicative of future results.

   COMPARISON OF THE CUMULATIVE TOTAL RETURN, AMONG HOTJOBS, THE NASDAQ STOCK
            MARKET (U.S.) INDEX, THE S&P 500 INDEX AND A PEER GROUP*

    The following graph compares the performance of HotJobs' common stock with the performance of the Nasdaq Stock Market (U.S.) Index, the S&P 500 index and a peer group index over the period beginning August 10, 1999 through December 31, 2001. The graph assumes that $100 was invested on August 10, 1999 in HotJobs' common stock, the Nasdaq Stock Market (U.S.) Index, the S&P 500 Index and the peer group index, and that all dividends were reinvested.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Dollars

                   AUG-99    1999     2000     2001
HotJobs.com, Ltd.  $100.00  $546.10  $142.97  $129.88
S & P 500          $100.00  $111.18  $101.06   $89.05
NASDAQ US          $100.00  $148.00   $89.05   $70.38
Peer Group         $100.00  $142.47  $114.40  $105.08

------------------------

*   The peer group consists of the following companies: (i) Dice Inc.,
    (ii) Knight-Ridder, Inc., (iii) TMP Worldwide, Inc. and (iv) Tribune
    Company.

                                                                  Exhibit (a)(2)

                             [LOGO OF HOTJOBS.COM]

January 11, 2002

Dear Stockholder:

    I am pleased to inform you that HotJobs.com, Ltd. ("HOTJOBS") has entered into a merger agreement with Yahoo! Inc. ("YAHOO!"), pursuant to which a wholly-owned subsidiary of Yahoo! has commenced an offer to exchange for each outstanding share of HotJobs common stock (a) a fraction of a share of Yahoo! common stock equal to the Exchange Ratio (as defined in the attached
Schedule 14D-9), subject to the limitations and conditions described therein, and (b) cash in an amount equal to $10.50 minus an amount equal to the product of (x) the Exchange Ratio multiplied by (y) the Yahoo! Market Price (as defined in the attached Schedule 14D-9), without interest. The exchange offer is conditioned upon, among other things, a majority of HotJobs' shares outstanding on a Fully Diluted Basis (as defined in the attached Schedule 14D-9) being tendered and not withdrawn and the receipt of regulatory approvals. The exchange offer will be followed by a merger, in which each share of HotJobs' common stock not purchased in the exchange offer will be converted into the right to receive the same consideration paid in the exchange offer.

    Your Board of Directors has approved and adopted that the merger agreement and the transactions contemplated by it, including the Yahoo! offer and the merger and has determined that Yahoo!'s offer and the merger are advisable and in the best interests of HotJobs' stockholders, and recommends that HotJobs' stockholders accept the Yahoo! offer and tender their shares of HotJobs common stock pursuant to the offer.

    In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the advice of HotJobs' investment banker, Lazard Freres & Co. LLC, which has delivered a written opinion dated as of December 27, 2001 to the effect that, as of such date, the consideration to be received by the holders of HotJobs common stock in the offer and the merger is fair from a financial point of view to such holders. A copy of Lazard's written opinion, which sets forth the assumptions made, procedures followed and matters considered by Lazard in rendering its opinion, can be found in Annex A attached to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

    Enclosed are Yahoo!'s prospectus, dated January 11, 2002, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the exchange offer and provide information on how to tender your HotJobs shares to Yahoo!. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the exchange offer. We urge you to consider this information carefully.

                                          /s/ Dimitri J. Boylan
                                          Dimitri J. Boylan
                                          President and Chief Executive Officer